SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.

and Unibanco - União de Bancos Brasileiros S.A.

and Subsidiary Companies

Quarterly Financial Information

for the Quarter Ended September 30, 2007

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2007

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

In the third quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 11.25% p.y. In 3Q07, cumulative inflation (measured by IPCA) was 0.89%, up from 0.81%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented an expressive volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact, along with the improved foreign and domestic liquidity ratios and stronger exports, with a trade balance of US$10.3 billion in 3Q07, led to a marginal (instead of high) perception of the worsening of the sovereign risk. The Embi+BR ended 3Q07 at 172 basis points, 11 basis points up when compared to that registered at the end of 2Q07.

Although the slight worsening in the sovereign risk, the Real currency appreciated 4.5% against the US-dollar in the quarter. The Central Bank, after approximately 60 days without intervening in the FX market, restarted the process of US-dollar repurchase auctions, increasing the level of the Brazilian international reserves that ended the third quarter at US$162.9 billion, above the US$147.1 billion registered in the 2Q07.

Economic activity continued its recovering process during the 3Q07. The retail sales, according to IBGE, grew 0.7% in August from July, which represent an increase for the seventh consecutive month. In July from June, the retail sales grew 0.5%, discounted the seasonal effect. The loans to GDP ratio reached 33.1% in the end of September.

The debt to GDP ratio reached 43.4% in the end of September, a slight drop when compared to 44.1% verified in the 2Q07. The public sector primary surplus amounted to 4.1% of the GDP in the last 12 months, above the 2007 goal of 3.8%.

Retail

In September 2007, Unibanco’s Retail segment reached approximately 27 million clients throughout the country. Besides the increase in number of partnerships with retailers, the cliente base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Such evolution is explained by the intensive offering of this product to clients from the commercial bank, portfolio origination efforts through dealers (including Fininvest) and portfolio acquisition, besides the partnerships established.

Car loans grew 24.6% in 3Q07, reaching R$7,175 million on September 30, 2007. Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership in financing heavy commercial vehicles. With a differentiated strategy in auto loans, focused in new vehicles (approximately 70% of the portfolio), Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2%.

Given the expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,630 million on September 30, 2007.

At the end of September 2007, Unibanco attended the São Paulo Real Estate Fair (“Salão Imobiliário São Paulo”), Latin America’s major event of the mortgage sector. During this occasion, the bank offered its products under special conditions, and introduced a pioneer tool among financial institutions for financing simulation and fast credit approval.

As a result, total retail loan portfolio reached R$34,311 million, with highlight for the 42.8% growth in individuals portfolio, which reached R$23,402.

Unibanco closed out the 3Q07 with a network of 947 branches and 292 corporate-site branches

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$10,909 million in September 2007, up 12.1% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$184 million net income in the quarter and R$565 million in 9M07, 22.7% and 22.3% growth compared to 3Q06 and 9M06, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company. The market capitalization of the 23.2% participation of Unibanco in Redecard is R$5.9 billion, estimated on the Redecard (RDCD3) closing quotation of R$38.06, as of November 7th, 2007.

The credit portfolio posted a 31.2% growth over the past 12 months, and a 5.0% growth in the quarter, amounting to R$5,680 million in September 2007. The improvement in loan portfolio quality explains the R$16 million decrease in provision for loan losses in 9M07 compared to 9M06.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$6,380 million in 3Q07, which represents annual growth of 37.6%.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$3,112 million in September 2007, an increase of 9.5% when compared to the previous quarter. This growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment.

Business results reached R$109 million in 9M07, a 194.6% growth when compared to 9M06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 31.8% decline in provisions for loan losses.

Fininvest had 583 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 13 thousand points-of-sale as of September 2007. At the same date, LuizaCred had 369 points-of-sale while PontoCred had 393.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter, besides the capital market transactions. Cash management revenues, which includes, among others, fees and collection services, increased 23% when compared to the 3Q06.

In 3Q07, Unibanco was the lead coordinator of Redecard S.A. primary and secondary public offerings, in the amount of R$4,643 million, and of SulAmérica S.A. IPO, in the amount of R$775 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3 billion during 9M07, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. Unibanco also disbursed R$475 million in BNDES-exim–funded loans, in the same period.

The Wholesale loan portfolio reached R$21,591 million, up 2.7% in the quarter and 13.7% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

In September 2007, the Equity Research team of Unibanco InvestShop Corretora de Valores Mobiliários was recognized as one of the Top 10 Research Houses in the 2007 All-Brazil Research Team ranking, from Institutional Investor magazine, with awards to the analysts of the Consumer Goods and Banking and Financial Services Sectors.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$66 million in 3Q07 and R$223 million in 9M07. Operating income reached R$30 million in 3Q07, 30.4% growth compared to 3Q06. During 9M07, such evolution was 23.2% from 9M06, reaching R$101 million. Combined revenues from the Insurance and Private Pension Plan businesses were R$4,159 million in 9M07, up 16.4% from 9M06.

During the last 12 months, the reduction in the Selic interest rate influenced Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 9M07, in the total amount of R$387 million.

The loss ratio was 45.5%, a 480 b.p. improvement in 9M07 compared to 9M06. The combined ratio reached 95.6% in 3Q07, better than the industry average.

Unibanco Insurance and Pension Plan companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.9% market share (as of August 2007).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), transportation, facultative risks, engineering risks, aeronautic risks, oil risks, civil responsibility (casualty), and extended warranty products. At the oil risks segment, Unibanco has an important position, with 54.2% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 3Q07 was R$15 million. In the quarter, revenues were R$346 million and technical reserves reached R$7,196 million, up 19.4% from 3Q06.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to August 2007. The company ranked 2nd for the year (until August) in sales of corporate pension plans, with R$475 million in sales and a 18.4% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 860 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended September 2007 with R$48,665 million in assets under management. Its market share as of September 2007 stood at 4.4% (source: Anbid). Also according to Anbid, UAM increased its market share in Retail business to 5.0% in September 2007, from 4.5% in December 2006.

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 3Q07, it is worth highlighting our fund of funds products, with R$6.6 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

UAM was awarded the Top Fixed Income Management in 2007, from ValorInveste, with 45 funds classified in the Standard & Poor’s Star Ranking. It was also considered as one of the best Fund Managers in 2007, by GazetaInvest magazine, with 20 funds awarded with 5 Diamonds. These awards considered the best consistency between risk and return in the portfolio management.

In 9M07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Corporate Governance

Stocks

Unibanco’s GDSs gained 50% over the past 6 months. The Dow Jones index increased 12% during the same period.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the American market. During this period, it was the top Brazilian bank in financial trading volume.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 130%.

Market Capitalization

Unibanco market capitalization is R$37.7 billion, estimated on the Unit (UBBR11) closing quotation of R$26.92, as of November 6th, 2007.

Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings. During the program, the acquisition of shares must be made solely through acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market and the amount of shares to be acquired must not exceed 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2007, according to the amounts specified in the table below. These values include complementary dividends according to the results from non recurring events ascertained in 1H07:

					R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0659885	0.0725874	0.0574909	0.0574909	0.1300783	1.3007830
Net Value	0.0560903	0.0616993	0.0488673	0.0488673	0.1105665	1.1056650

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Human Resources

In 2007, Unibanco was considered one of the best companies to work for by Você S/A and Exame magazines in partnership with FIA - Fundação Instituto de Administração (Administration Institute Foundation). This achievement is an acknowledgment of the respect that the company has for its employees and confirms the company’s successful trajectory. In 2006, Unibanco was recognized as one of the 100 best companies to work for in Brazil according to Great Place to Work Institute.

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,609 professionals, Unibanco invested over R$19.5 million during 9M07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

9M07 Human Resources highlights:

•	2007 Trainee Program, recruited and trained 29 recently graduated students;
•

Internal and external recruiting, and training of people through development programs to commercial departments, such as General Manager, Attendance Manager and Retail Corporate Manager Development Programs;

•	In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 2,100 actions;
•	More than 6,000 actions to form professionals and recycle their knowledge to work at 30 Horas (Unibanco’s Call Center) and to formally enhance their career to work in São Paulo’s branch network;
•

Participation of more than 1,000 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

•

More than 1,600 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;

•	138 young adults hired in the Projeto Jovens Aprendizes (Learner Youth Project).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997. Given this attention to organizational climate and the actions developed from the satisfaction survey, Unibanco was recognized as one of the Best Companies to Work For by Guia Exame.

Information Tecnology

The World Information Society granted to Unibanco the World Summit Award (WSA) for the project Telecentros de Informação e Negócios (Business and Information Call Centers). This is the first time a Brazilian project was awarded. The WSA is considered the most important award in the Information Technology field.

Around 650 projects from 160 countries competed for this Award. Unibanco’s project was the winner in the digital inclusion and best practices for high quality digital content category. The World Summit Award is supported by the United Nations, through Unesco.

Social and Environmental Responsibility

Carbon Credits

In August 2007, Unibanco signed with Japan Bank for International Cooperation (JBIC) the first financing agreement between Brazil and Japan for CDM (Clean Development Mechanisms) projects, which are focused on the carbon credit market. Unibanco will be responsible for identifying eligible projects in its client portfolio and prospective clients. The JBIC, together with other Japanese banks, gives the financial contribution and the final credit approval. The Japan Carbon Fund, a Japanese Government Agency, will intermediate the seller and the buyer. This project also counts on the participation of two Japanese correspondent banks – Mizuho (administrative agent) and Sumitomo.

In September 2007, Bandeirantes Thermoelectric Plant concluded the world’s first auction of carbon credits. The power plant is the largest of its kind in the world, and arose out of an Unibanco Project Finance operation.

Institutes

Unibanco exercises its commitment to the community through its institutes: Instituto Unibanco (Unibanco Institute) and Instituto Moreira Salles (Moreira Salles Institute). The first one seeks the development and implementation of social-environmental responsible projects, mainly in education and professional qualification. The second one acts in the promotion of the Brazilian culture.

Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in three main fronts:

•	Formal Education (social and human development opportunities);
•	Work World (economic development opportunities);
•	Environmental Education (environmental responsibility promotion).

The main activities in 3Q07 were:

•

Projeto Jovens Aprendizes (Learner Youth Project) – 2nd. Edition – Focused on diverse non-profit and non-governmental organizations, the goal is to support technically and financially the selected organizations to implement the Project;

•

Expansion of the Project Jovem de Futuro (Youth of the Future) to Belo Horizonte, MG – The initiative aims to improve the quality of the secondary school education and performance of the students enrolled in the selected schools. With a duration of three years, the goal of the project is to increase in 50% the average of the ENEM (national high school student tests) score of the selected schools’ students;

•

Expansion of the Project Entre Jovens (Among Youth) to Juiz de Fora, MG and Vitória, ES – The educational proposal aims at grouping secondary school students with similar weaknesses and maximizing their learning process regarding essential knowledge to the other curricular subjects;

•

Voluntary Program – The main goal of this program is to offer to Unibanco employees the opportunity to act as volunteers in social activities, and to aggregate their personal life experiences to these activities.

Instituto Moreira Salles - IMS - a non-profit organization devoted to promoting and developing cultural programs. Throughout 3Q07, over 30 thousand people visited the Institute Cultural Centers and around 625 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 3Q07, were:

•

Opening of the exhibition and launching of the book edited by IMS Visões de Buenos Aires (Sights from Buenos Aires), written by Horacio Coppola, which includes pictures of the Argentinean Capital in the 1930s. Coppola, 101-year-old men, is considered the most important Argentinean contemporary photographer;

•

IMS celebrated the 53rd anniversary of Oswald de Andrade’s passing away, making it available on the institute website a series of rare materials and documents related to the modernist poet (www.ims.com.br);

•

The Institute started to maintain the Euclides da Cunha Library and the file of the journalist, economist, and writer Olímpio de Souza Andrade. The library is composed by 2,573 items related to the writer Euclides da Cunha;

•

Launching of the book edited by the Institute Cenas Urbanas (Urban Scenes), written by Hildegard Rosenthal. The book contains part of the 3,000 negatives of the German photographer that was acquired by IMS in 1996;

•

IMS Educative sector began partnerships with some foundations, NGOs, and public companies aiming at enabling children and teenagers interested in learning photography techniques or putting into practice social projects;

•	The Institute promoted the course Nas palavras das canções (In the Words of the Songs), a series of show classes led by the Literature professor, musical critic, and guitarist Arthur Nestrovski;
•

Two courses were promoted during the quarter: Poesia e prosa nos cadernos de literatura brasileira. Módulo 2 – Poesia (Prose and Poesy in the Brazilian Literature Notes – Part 2 – Poesy), in São Paulo, SP, and Canção brasileira (Brazilian Song), in Porto Alegre, RS.

Cultural Incentive

Maintaining its traditional investments in social responsibility and cultural incentive, Unibanco, for the 4th consecutive year, supported the FLIP – Festa Literária Internacional de Parati (Parati International Literary Celebration) in July of this year. Unibanco is proud to sponsor the most important event related to literature in Brazil and it has taken this opportunity to show its institutional commitment of promoting cultural activities by investing in the culture of the country.

In September, Unibanco promoted a presentation of OSESP – Orquestra Sinfônica do Estado de São Paulo (São Paulo State Symphony Orchestra), at Parque Villa-Lobos (Villa-Lobos Park). The audience of about 20 thousand people surpassed our expectation. The presentation was governed by the artistic director of the Orchestra, the conductor John Neschling; as invited soloists, OSESP counted on the violinists Cláudio Cruz and Emmanuele Baldini.

AACD

In July, 2007, Hipercard established a partnership with AACD – Associação de Assistência à Criança Deficiente (Disabled Children Assistance Association), and started the program Ajudar a AACD é Hiper (Helping the AACD is Hyper). This program allowed Hipercard clients to make donations to the Association, and to help with the treatment of disabled children.

During the 3Q07, more than 84 thousand donations were completed, going over R$200 thousand in a single month, and it is expected that about R$2.5 million is donated in one year.

Continuing the partnership with AACD, in October, 2007, the Unibanco Capitalização (Unibanco Annuities), created a program to donate part of the profit from the capitalization plans sales to treat disabled children from AACD.

AACD is a 57-year-old organization, and accounts for more than 5 thousand monthly attendances and 1 million of annual assistance. However, it still has a waiting list of about 30 thousand children.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil. The distribution network has more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In October 2007, Unibanco’s Microcredit initiative had already granted approximately R$35 million in loans to its clients.

* * *

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2007
10.0.0.00.00.00	TOTAL ASSETS	137,957,709.87
10.1.0.00.00.00	CURRENT ASSETS	82,320,720.31
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,535,801.68
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	37,551,689.23
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	25,936,260.60
10.1.2.22.00.00	Interbank Deposits	11,615,428.63
10.1.3.00.00.00	MARKETABLE SECURITIES	6,853,605.65
10.1.3.10.00.00	Own Portfolio	4,133,111.50
10.1.3.20.00.00	Subject to Repurchase Commitments	370,924.29
10.1.3.40.00.00	Pledged under Guarantees Rendered	283,322.17
10.1.3.70.00.00	Pledged with Brazilian Central Bank	729,892.95
10.1.3.85.00.00	Derivative Financial Instruments	1,336,354.74
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,369,774.16
10.1.4.10.00.00	Payments and Receipts Pending Settlement	641,226.82
10.1.4.20.00.00	Compulsory Deposits	5,693,012.39
10.1.4.20.10.00	Brazilian Central Bank	5,690,746.74
10.1.4.20.40.00	National Housing System - SFH	2,265.65
10.1.4.80.00.00	Correspondent Banks	35,534.95
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	58,338.15
10.1.5.10.00.00	Third-party Funds in Transit	191.41
10.1.5.20.00.00	Internal Transfers of Funds	58,146.74
10.1.6.00.00.00	LENDING OPERATIONS	21,290,548.21
10.1.6.10.00.00	Lending Operations	22,147,625.63
10.1.6.10.10.00	Public Sector	284,883.24
10.1.6.10.20.00	Private Sector	21,862,742.39
10.1.6.90.00.00	Allowance for Losses on Lending	(857,077.42)
10.1.7.00.00.00	LEASING OPERATIONS	241,818.46
10.1.7.10.00.00	Leasing Operations	243,490.11
10.1.7.10.20.00	Private Sector	243,490.11
10.1.7.90.00.00	Allowance for Losses on Leasing	(1,671.65)
10.1.8.00.00.00	OTHER CREDITS	8,005,315.72
10.1.8.20.00.00	Foreign Exchange Portfolio	5,025,708.16
10.1.8.30.00.00	Income Receivable	520,470.65
10.1.8.40.00.00	Negotiation and Intermediation of Securities	30,769.81
10.1.8.70.00.00	Sundry	2,488,064.07
10.1.8.90.00.00	Allowance for Losses on Other Credits	(59,696.97)
10.1.9.00.00.00	OTHER ASSETS	413,829.05
10.1.9.40.00.00	Other Assets	168,055.84
10.1.9.70.00.00	Allowance for Other Assets Losses	(31,765.97)
10.1.9.90.00.00	Prepaid Expenses	277,539.18
10.2.0.00.00.00	LONG-TERM ASSETS	42,221,164.67
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,353,000.98
10.2.2.22.00.00	Interbank Deposits	1,353,000.98
10.2.3.00.00.00	MARKETABLE SECURITIES	22,240,154.88
10.2.3.10.00.00	Own Portfolio	2,786,224.78
10.2.3.20.00.00	Subject to Repurchase Commitments	15,831,225.94
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,604,198.96
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,390,456.20
10.2.3.85.00.00	Derivative Financial Instruments	628,049.00
10.2.4.00.00.00	INTERBANK ACCOUNTS	55,314.48
10.2.4.20.00.00	Compulsory Deposits	55,314.48
10.2.4.20.40.00	National Housing System - SFH	55,314.48
10.2.6.00.00.00	LENDING OPERATIONS	14,687,902.19
10.2.6.10.00.00	Lending Operations	15,178,658.52
10.2.6.10.10.00	Public Sector	672,854.50
10.2.6.10.20.00	Private Sector	14,505,804.02
10.2.6.90.00.00	Allowance for Losses on Lending	(490,756.33)
10.2.7.00.00.00	LEASING OPERATIONS	321,605.85
10.2.7.10.00.00	Leasing Operations	321,605.85
10.2.7.10.20.00	Private Sector	323,829.06

10.2.7.90.00.00	Allowance for Losses on Leasing	(2,223.21)
10.2.8.00.00.00	OTHER CREDITS	3,038,624.52
10.2.8.10.00.00	Receivables on Guarantees Honored	37,844.85
10.2.8.20.00.00	Foreign Exchange Portfolio	502,773.67
10.2.8.30.00.00	Income Receivable	28,342.72
10.2.8.70.00.00	Sundry	2,476,144.16
10.2.8.90.00.00	Allowance for Losses on Other Credits	(6,480.88)
10.2.9.00.00.00	OTHER ASSETS	524,561.77
10.2.9.90.00.00	Prepaid Expenses	524,561.77
10.3.0.00.00.00	PERMANENT ASSETS	13,415,824.89
10.3.1.00.00.00	INVESTMENTS	12,531,763.06
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	12,481,839.43
10.3.1.20.10.00	Local	9,480,851.71
10.3.1.20.20.00	Foreign	3,000,987.72
10.3.1.50.00.00	Other Investments	78,522.50
10.3.1.90.00.00	Allowance for Losses	(28,598.87)
10.3.2.00.00.00	FIXED ASSETS	367,189.70
10.3.2.30.00.00	Land and buildings in use	184,546.52
10.3.2.40.00.00	Other Fixed Assets	970,776.52
10.3.2.90.00.00	Accumulated Depreciation	(788,133.34)
10.3.4.00.00.00	DEFERRED CHARGES	516,872.13
10.3.4.10.00.00	Organization and Expansion Costs	1,008,307.30
10.3.4.90.00.00	Accumulated Amortization	(491,435.17)
40.0.0.00.00.00	TOTAL LIABILITIES	137,957,709.87
40.1.0.00.00.00	CURRENT LIABILITIES	69,344,322.60
40.1.1.00.00.00	DEPOSITS	22,763,912.72
40.1.1.10.00.00	Demand Deposits	4,318,498.33
40.1.1.20.00.00	Savings Deposits	8,377,419.66
40.1.1.30.00.00	Interbank Deposits	1,619,833.23
40.1.1.40.00.00	Time Deposits	8,357,974.62
40.1.1.90.00.00	Other Deposits	90,186.88
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	23,843,960.44
40.1.2.10.00.00	Own Portfolio	8,509,622.46
40.1.2.20.00.00	Third Parties Portfolio	15,334,337.98
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,067,592.19
40.1.3.30.00.00	Mortgage Notes	74.65
40.1.3.40.00.00	Debentures	90,171.78
40.1.3.50.00.00	Securities Abroad	2,222,398.32
40.1.3.60.00.00	Real estate notes	754,947.44
40.1.4.00.00.00	INTERBANK ACCOUNTS	754,912.04
40.1.4.10.00.00	Receipts and Payments Pending Settlement	666,702.35
40.1.4.40.00.00	Correspondent Banks	88,209.69
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	588,588.44
40.1.5.10.00.00	Third-Party Funds in Transit	588,575.16
40.1.5.20.00.00	Internal Transfer of Funds	13.28
40.1.6.00.00.00	BORROWINGS	4,798,684.98
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	103.25
40.1.6.30.00.00	Foreign Borrowings	4,798,581.73
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,288,843.63
40.1.7.10.00.00	National Treasury	25,291.93
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,273,000.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	974,166.80
40.1.7.90.00.00	Other Institutions	16,384.12
40.1.8.00.00.00	FOREIGN ONLENDINGS	2,423.19
40.1.8.10.00.00	Foreign Onlendings	2,423.19
40.1.9.00.00.00	OTHER LIABILITIES	11,235,404.97
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,412,258.24
40.1.9.20.00.00	Foreign Exchange Portfolio	3,431,614.03
40.1.9.30.00.00	Social and Statutory	598,001.89
40.1.9.40.00.00	Taxes and Social Security	256,921.86
40.1.9.50.00.00	Negotiation and Intermediation of Securities	944,236.82

40.1.9.85.00.00	Subordinated Debit	27,374.69
40.1.9.87.00.00	Derivative Financial Instruments	3,810,382.01
40.1.9.90.00.00	Sundry	754,615.43
40.2.0.00.00.00	LONG-TERM LIABILITIES	56,997,676.15
40.2.1.00.00.00	DEPOSITS	27,492,351.80
40.2.1.30.00.00	Interbank Deposits	13,068,370.51
40.2.1.40.00.00	Time Deposits	14,423,981.29
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,800,877.35
40.2.2.10.00.00	Own Portfolio	7,800,877.35
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	5,183,788.86
40.2.3.40.00.00	Debentures	1,229,641.44
40.2.3.50.00.00	Securities Abroad	3,953,943.73
40.2.3.60.00.00	Real estate notes	203.69
40.2.6.00.00.00	BORROWINGS	1,436,683.55
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	268.53
40.2.6.30.00.00	Foreign Borrowings	1,436,415.02
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	4,783,268.18
40.2.7.10.00.00	National Treasury	47,404.72
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,457,304.02
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,144,519.16
40.2.7.90.00.00	Other Institutions	134,040.28
40.2.8.00.00.00	FOREIGN ONLENDINGS	6,185.91
40.2.8.10.00.00	Foreign Onlendings	6,185.91
40.2.9.00.00.00	OTHER LIABILITIES	10,294,520.50
40.2.9.20.00.00	Foreign Exchange Portfolio	502,278.79
40.2.9.40.00.00	Taxes and Social Security	1,768,467.05
40.2.9.85.00.00	Subordinated Debt	4,818,334.53
40.2.9.87.00.00	Derivative Financial Instruments	525,627.67
40.2.9.90.00.00	Sundry	2,679,812.46
40.5.0.00.00.00	DEFERRED INCOME	23,140.05
40.5.1.00.00.00	Deferred Income	23,140.05
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,592,571.07
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,611,552.58
40.6.1.20.00.00	Foreign Residents	2,388,447.42
40.6.4.00.00.00	Capital Reserves	160,745.49
40.6.5.00.00.00	Revaluation Reserves	4,905.13
40.6.6.00.00.00	Revenue Reserves	2,703,508.57
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(48,476.65)
40.6.8.00.00.00	Retained earnings	837,772.35
40.6.9.00.00.00	Treasury Stocks	(65,883.82)

7003 - STATEMENT OF INCOME

		From July 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to September 30, 2007	to September 30, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,745,684.22	10,472,941.81
10.1.1.10.10.11	Lending Operations	1,526,441.64	4,403,492.58
10.1.1.10.10.13	Leasing Operations	1,426.63	8,285.63
10.1.1.10.10.15	Marketable Securities	1,789,020.21	5,061,821.51
10.1.1.10.10.16	Derivative Financial Instruments	324,361.90	627,789.71
10.1.1.10.10.17	Foreign Exchange Transactions	-	58,842.25
10.1.1.10.10.19	Compulsory Deposits	104,433.84	312,710.13
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,382,702.48)	(6,720,251.20)
10.1.1.10.20.12	Deposits and Securities Sold	(1,905,771.92)	(5,523,147.38)
10.1.1.10.20.14	Borrowings and Onlendings	(136,727.24)	(476,949.97)
10.1.1.10.20.18	Foreign Exchange Transactions	(100,440.38)	-
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(239,762.94)	(720,153.85)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,362,981.74	3,752,690.61
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(31,444.88)	(689,417.18)
10.1.1.20.21.00	Services Rendered	550,555.08	1,584,710.45
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(454,777.21)	(1,310,908.97)
10.1.1.20.24.00	Other Administrative Expenses	(434,137.84)	(1,293,242.09)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(158,647.77)	(466,022.78)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	262,636.60	1,211,318.59
10.1.1.20.25.00	Other Operating Income	548,275.92	755,086.08
10.1.1.20.32.00	Other Operating Expenses	(345,349.66)	(1,170,358.46)
10.1.1.00.00.00	OPERATING INCOME	1,331,536.86	3,063,273.43
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,483.53)	(17,557.42)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,324,053.33	3,045,716.01
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(22,934.57)	(124,813.05)
10.2.1.00.00.00	Provision for Income Tax	41,203.44	(230,523.96)
10.2.2.00.00.00	Provision for Social Contribution	11,660.55	(66,484.90)
10.2.3.00.00.00	Deferred Tax Asset	(75,798.56)	172,195.81
10.3.0.00.00.00	PROFIT SHARING	(101,927.00)	(300,151.22)
10.0.0.00.00.00	NET INCOME	1,199,191.76	2,620,751.74
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(361,893.00)	(917,994.00)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.00042822794418137	0.00093586294307922

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT JULY 1, 2007	8,000,000.00	160,745.49	5,312.41	641,612.42	2,081,232.11	(62,664.60)	-	(28,346.19)	10,797,891.64
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	473.59	-	473.59
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	14,187.95	-	-	14,187.95
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	-		-	(19,335.96)	-	-	(37,537.63)	(56,873.59)
00.0.1.15.00.00	REVALUATION RESERVE ON SUBISIDIARIES/ASSOCIATED	-	-	(407.28)	-	-	-	-	-	(407.28)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	1,199,191.76	-	1,199,191.76
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(361,893.00)	-	(361,893.00)
00.0.1.01.00.00	AT SEPTEMBR 30, 2007	8,000,000.00	160,745.49	4,905.13	641,612.42	2,061,896.15	(48,476.65)	837,772.35	(65,883.82)	11,592,571.07
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(407.28)	-	(19,335.96)	14,187.95	837,772.35	(37,537.63)	794,679.43
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000129230954192

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2007
CODE	DESCRIPTION	to September 30, 2007

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	11,827,051.48
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	1,132,456.70
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	8,066.05
10.5.0.00.00.00	THIRD PARTY FUNDS	10,686,528.73
10.5.1.00.00.00	Increase in Liabilities	5,418,542.24
10.5.1.01.00.00	Deposits	2,184,046.38
10.5.1.06.00.00	Debentures	55,093.85
10.5.1.07.00.00	Interbank and Interdepartmental accounts	236,873.60
10.5.1.08.00.00	Borrowings and Onlendings	2,465,453.25
10.5.1.09.00.00	Other Liabilities	477,075.16
10.5.2.00.00.00	Decrease in Assets	5,205,196.04
10.5.2.02.00.00	Marketable Securities and Derivative financial Instruments	3,368,063.41
10.5.2.06.00.00	Other Income	1,837,132.63
10.5.3.00.00.00	Sale of Assets and Investments	12,210.45
10.5.3.02.00.00	Foreclosed Assets	8,890.88
10.5.3.03.00.00	Fixed Assets	471.57
10.5.3.05.00.00	Investments	2,848.00
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	50,580.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	11,742,707.25
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	361,893.00
20.3.0.00.00.00	Issued own stocks acquisitions	56,873.59
20.4.0.00.00.00	INVESTMENTS IN	783,820.44
20.4.2.00.00.00	Foreclosed Assets	12,186.14
20.4.3.00.00.00	Fixed Assets	29,094.93
20.4.5.00.00.00	Investments	742,539.37
20.5.0.00.00.00	DEFERRED CHARGES	48,322.09
20.6.0.00.00.00	INCREASE IN ASSETS	7,701,843.06
20.6.1.00.00.00	Interbank Deposits	3,857,021.36
20.6.3.00.00.00	Interbank and Interdepartmental accounts	805,583.75
20.6.4.00.00.00	Lending Operations	2,505,796.28
20.6.5.00.00.00	Leasing Operations	454,720.34
20.6.7.00.00.00	Other Assets	78,721.33
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,789,955.07
20.7.2.00.00.00	Securities sold under repurchase agreements	2,615,819.74
20.7.4.00.00.00	Real estate notes	23,088.53
20.7.5.00.00.00	Mortgage Notes	151,046.80
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	84,344.23

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,451,457.45
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,535,801.68
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	84,344.23

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2007

10.0.0.00.00.00	TOTAL ASSETS	133,924,645.77
10.1.0.00.00.00	CURRENT ASSETS	95,993,043.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,657,300.35
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	32,282,657.88
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	27,548,132.03
10.1.2.22.00.00	Interbank Deposits	4,734,525.85
10.1.3.00.00.00	MARKETABLE SECURITIES	12,092,207.41
10.1.3.10.00.00	Own Portfolio	9,265,449.83
10.1.3.20.00.00	Subject to Repurchase Commitments	374,222.30
10.1.3.40.00.00	Pledged under Guarantees Rendered	470,664.18
10.1.3.70.00.00	Pledged with Brazilian Central Bank	729,892.95
10.1.3.85.00.00	Derivative Financial Instruments	1,251,978.15
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,551,587.06
10.1.4.10.00.00	Payments and Receipts Pending Settlement	661,881.39
10.1.4.20.00.00	Compulsory Deposits	5,844,766.59
10.1.4.20.10.00	Brazilian Central Bank	5,842,500.94
10.1.4.20.40.00	National Housing System - SFH	2,265.65
10.1.4.80.00.00	Correspondent Banks	44,939.08
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	59,985.85
10.1.5.10.00.00	Third-party Funds in Transit	191.41
10.1.5.20.00.00	Internal Transfers of Funds	59,794.44
10.1.6.00.00.00	LENDING OPERATIONS	27,381,415.63
10.1.6.10.00.00	Lending Operations	29,288,187.54
10.1.6.10.10.00	Public Sector	284,883.24
10.1.6.10.20.00	Private Sector	29,003,304.30
10.1.6.90.00.00	Allowance for Losses on Lending	(1,906,771.91)
10.1.7.00.00.00	LEASING OPERATIONS	1,924,623.20
10.1.7.10.00.00	Leasing Operations	1,983,078.85
10.1.7.10.20.00	Private Sector	1,983,078.85
10.1.7.90.00.00	Allowance for Losses on Leasing	(58,455.65)
10.1.8.00.00.00	OTHER CREDITS	13,342,558.64
10.1.8.20.00.00	Foreign Exchange Portfolio	5,025,708.16
10.1.8.30.00.00	Income Receivable	408,312.60
10.1.8.40.00.00	Negotiation and Intermediation of Securities	536,079.20
10.1.8.70.00.00	Sundry	7,503,892.96
10.1.8.90.00.00	Allowance for Losse on Other Credits	(131,434.28)
10.1.9.00.00.00	OTHER ASSETS	700,707.84
10.1.9.40.00.00	Other Assets	281,984.59
10.1.9.70.00.00	Allowance for Other Assets Losses	(69,641.21)
10.1.9.90.00.00	Prepaid Expenses	488,364.46
10.2.0.00.00.00	LONG-TERM ASSETS	35,497,546.16
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,260,269.78
10.2.2.22.00.00	Interbank Deposits	1,260,269.78
10.2.3.00.00.00	MARKETABLE SECURITIES	9,679,605.77
10.2.3.10.00.00	Own Portfolio	4,299,421.04
10.2.3.20.00.00	Subject to Repurchase Commitments	2,206,766.60
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,144,517.93
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,390,456.20
10.2.3.85.00.00	Derivative Financial Instruments	638,444.00
10.2.4.00.00.00	INTERBANK ACCOUNTS	55,314.47
10.2.4.20.00.00	Compulsory Deposits	55,314.47
10.2.4.20.40.00	National Housing System - SFH	55,314.47
10.2.6.00.00.00	LENDING OPERATIONS	15,329,616.42
10.2.6.10.00.00	Lending Operations	15,870,876.20
10.2.6.10.10.00	Public Sector	672,854.50
10.2.6.10.20.00	Private Sector	15,198,021.70
10.2.6.90.00.00	Allowance for Losses on Lending	(541,259.78)
10.2.7.00.00.00	LEASING OPERATIONS	2,772,971.99
10.2.7.10.00.00	Leasing Operations	2,857,913.28

10.2.7.10.20.00	Private Sector	2,857,913.28
10.2.7.90.00.00	Allowance for Losses on Leasing	(84,941.29)
10.2.8.00.00.00	OTHER CREDITS	5,547,673.93
10.2.8.10.00.00	Receivables on Guarantees Honored	37,844.85
10.2.8.20.00.00	Foreign Exchange Portfolio	502,773.67
10.2.8.30.00.00	Income Receivable	66,128.63
10.2.8.70.00.00	Sundry	4,953,530.48
10.2.8.90.00.00	Allowance for Losses on Other Credits	(12,603.70)
10.2.9.00.00.00	OTHER ASSETS	852,093.80
10.2.9.90.00.00	Prepaid Expenses	852,093.80
10.3.0.00.00.00	PERMANENT ASSETS	2,434,055.75
10.3.1.00.00.00	INVESTMENTS	888,932.79
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	680,027.51
10.3.1.20.10.00	Local	680,027.51
10.3.1.50.00.00	Other Investments	269,603.32
10.3.1.90.00.00	Allowance for Losses	(60,698.04)
10.3.2.00.00.00	FIXED ASSETS	827,099.49
10.3.2.30.00.00	Land and buildings in use	606,569.48
10.3.2.40.00.00	Other Fixed Assets	1,542,936.49
10.3.2.90.00.00	Accumulated Depreciation	(1,322,406.48)
10.3.4.00.00.00	DEFERRED CHARGES	718,023.47
10.3.4.10.00.00	Organization and Expansion Costs	1,401,714.43
10.3.4.90.00.00	Accumulated Amortization	(683,690.96)
40.0.0.00.00.00	TOTAL LIABILITIES	133,924,645.77
40.1.0.00.00.00	CURRENT LIABILITIES	79,731,495.23
40.1.1.00.00.00	DEPOSITS	22,400,134.29
40.1.1.10.00.00	Demand Deposits	4,160,696.46
40.1.1.20.00.00	Savings Deposits	8,832,631.63
40.1.1.30.00.00	Interbank Deposits	741,512.58
40.1.1.40.00.00	Time Deposits	8,575,106.74
40.1.1.90.00.00	Other Deposits	90,186.88
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	18,693,990.50
40.1.2.10.00.00	Own Portfolio	8,496,642.59
40.1.2.20.00.00	Third Parties Portfolio	10,197,347.91
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,630,763.00
40.1.3.30.00.00	Mortgage Notes	28,770.19
40.1.3.40.00.00	Debentures	116,608.63
40.1.3.50.00.00	Securities Abroad	730,436.74
40.1.3.60.00.00	Real estate notes	754,947.44
40.1.4.00.00.00	INTERBANK ACCOUNTS	781,596.60
40.1.4.10.00.00	Receipts and Payments Pending Settlement	707,716.75
40.1.4.40.00.00	Correspondent Banks	73,879.85
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	590,007.66
40.1.5.10.00.00	Third-Party Funds in Transit	588,598.18
40.1.5.20.00.00	Internal Transfer of Funds	1,409.48
40.1.6.00.00.00	BORROWINGS	5,031,648.80
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	103.25
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	105,193.96
40.1.6.30.00.00	Foreign Borrowings	4,926,351.59
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,629,268.64
40.1.7.10.00.00	National Treasury	25,291.93
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,273,000.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,314,591.81
40.1.7.90.00.00	Other Instituituions	16,384.12
40.1.8.00.00.00	FOREIGN ONLENDINGS	2,423.19
40.1.8.10.00.00	Foreign Onlendings	2,423.19
40.1.9.00.00.00	OTHER LIABILITIES	27,971,662.55
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,460,596.81
40.1.9.20.00.00	Foreign Exchange Portfolio	3,431,614.03
40.1.9.30.00.00	Social and Statutory	1,171,617.91
40.1.9.40.00.00	Taxes and Social Security	1,048,180.61

40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,739,401.57
40.1.9.85.00.00	Subordinated Debt	27,107.95
40.1.9.87.00.00	Derivative Financial Instruments	3,828,348.59
40.1.9.90.00.00	Sundry	15,264,795.08
40.2.0.00.00.00	LONG-TERM LIABILITIES	40,630,286.35
40.2.1.00.00.00	DEPOSITS	11,673,333.77
40.2.1.40.00.00	Time Deposits	11,673,333.77
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,267,872.97
40.2.2.10.00.00	Own Portfolio	7,267,872.97
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,508,365.66
40.2.3.40.00.00	Debentures	1,929,641.44
40.2.3.50.00.00	Securities Abroad	578,520.53
40.2.3.60.00.00	Real estate notes	203.69
40.2.6.00.00.00	BORROWINGS	1,431,534.03
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	268.53
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	5,460.81
40.2.6.30.00.00	Foreign Borrowings	1,425,804.69
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,141,415.61
40.2.7.10.00.00	National Treasury	47,404.72
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,457,304.02
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,502,666.59
40.2.7.90.00.00	Other Instituituions	134,040.28
40.2.8.00.00.00	FOREIGN ONLENDINGS	6,185.91
40.2.8.10.00.00	Foreign Onlendings	6,185.91
40.2.9.00.00.00	OTHER LIABILITIES	12,601,578.40
40.2.9.20.00.00	Foreign Exchange Portfolio	502,278.79
40.2.9.40.00.00	Taxes and Social Security	2,931,900.93
40.2.9.85.00.00	Subordinated Debt	4,806,050.67
40.2.9.87.00.00	Derivative Financial Instruments	526,178.67
40.2.9.90.00.00	Sundry	3,835,169.34
40.5.0.00.00.00	DEFERRED INCOME	51,962.60
40.5.1.00.00.00	Deferred Income	51,962.60
40.9.0.00.00.00	MINORITY INTEREST	1,918,330.52
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,592,571.07
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,611,552.58
40.6.1.20.00.00	Foreign Residents	2,388,447.42
40.6.4.00.00.00	Capital Reserves	160,745.49
40.6.5.00.00.00	Revaluation Reserve	4,905.13
40.6.6.00.00.00	Revenue Reserves	2,703,508.57
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(48,476.65)
40.6.8.00.00.00	Retained Earnings	837,772.35
40.6.9.00.00.00	Treasury Stocks	(65,883.82)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From July 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to September 30, 2007	to September 30, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,165,938.91	12,147,643.86
10.1.1.10.10.11	Lending Operations	2,555,673.63	7,434,783.19
10.1.1.10.10.13	Leasing Operations	155,268.30	383,572.93
10.1.1.10.10.15	Marketable Securities	1,087,435.14	3,350,296.13
10.1.1.10.10.16	Derivative Financial Instruments	218,577.15	457,176.48
10.1.1.10.10.17	Foreign Exchange Transactions	43,762.46	206,718.49
10.1.1.10.10.19	Compulsory Deposits	105,222.23	315,096.64
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,992,551.50)	(5,832,992.74)
10.1.1.10.20.12	Deposits and Securities Sold	(1,258,532.52)	(3,662,703.73)
10.1.1.10.20.14	Borrowings and Onlendings	(173,888.36)	(541,116.65)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(560,130.62)	(1,629,172.36)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,173,387.41	6,314,651.12
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(617,877.82)	(2,572,215.88)
10.1.1.20.21.00	Services Rendered	925,496.96	2,704,119.60
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(577,108.18)	(1,679,348.20)
10.1.1.20.24.00	Other Administrative Expenses	(836,655.41)	(2,536,018.38)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(308,984.26)	(914,106.47)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	10,002.45	31,331.58
10.1.1.20.25.00	Other Operating Income	1,988,782.65	5,452,427.92
10.1.1.20.32.00	Other Operating Expenses	(1,819,412.03)	(5,630,621.93)
10.1.1.00.00.00	OPERATING INCOME	1,555,509.59	3,742,435.24
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,197.69)	(13,409.92)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,548,311.90	3,729,025.32
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(193,117.23)	(624,695.74)
10.2.1.00.00.00	Provision for income tax	(67,001.11)	(622,000.46)
10.2.2.00.00.00	Provision for social contribution	(29,230.92)	(217,593.51)
10.2.3.00.00.00	Deferred tax asset	(96,885.20)	214,898.23
10.3.0.00.00.00	PROFIT SHARING	(124,994.92)	(368,240.10)
40.0.0.00.00.00	MINORITY INTEREST	(31,007.99)	(115,337.74)
10.0.0.00.00.00	NET INCOME	1,230,199.75	2,736,089.48
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(361,893.00)	(917,994.00)
30.0.0.00.00.00	NET INCOME PER SHARE	0.0004393008086338	0.0009770497198185

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT JULY 1, 2007	8,000,000.00	160,745.49	5,312.41	641,612.42	2,081,232.11	(62,664.60)	-	(28,346.19)	10,797,891.64
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	473.59	-	473.59
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	14,187.95	-	-	14,187.95
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	-		-	(19,335.96)	-	-	(37,537.63)	(56,873.59)
00.0.1.15.00.00	REVALUATION RESERVE ON SUBISIDIARIES/ASSOCIATED	-	-	(407.28)	-	-	-	-	-	(407.28)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	1,199,191.76	-	1,199,191.76
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(361,893.00)	-	(361,893.00)
00.0.1.01.00.00	AT SEPTEMBR 30, 2007	8,000,000.00	160,745.49	4,905.13	641,612.42	2,061,896.15	(48,476.65)	837,772.35	(65,883.82)	11,592,571.07
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(407.28)	-	(19,335.96)	14,187.95	837,772.35	(37,537.63)	794,679.43
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE								0.000129230954192

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2007
CODE	DESCRIPTION	to September 30, 2007

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	12,480,150.68
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	1,332,487.60
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	19,633.28
10.5.0.00.00.00	THIRD PARTY FUNDS	11,128,029.80
10.5.1.00.00.00	Increase in Liabilities	5,063,600.54
10.5.1.01.00.00	Deposits	539,166.03
10.5.1.06.00.00	Debentures	75,295.48
10.5.1.07.00.00	Interbank and Interdepartmental accounts	249,383.80
10.5.1.08.00.00	Borrowings and Onlendings	2,398,554.68
10.5.1.09.00.00	Other Liabilities	1,801,200.55
10.5.2.00.00.00	Decrease in Assets	6,038,630.14
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	4,363,433.66
10.5.2.06.00.00	Other Assets	1,675,196.48
10.5.3.00.00.00	Sale of Assets and Investments	25,630.23
10.5.3.02.00.00	Foreclosed Assets	17,868.00
10.5.3.03.00.00	Fixed Assets	6,413.74
10.5.3.05.00.00	Investments	1,348.49
10.5.4.00.00.00	Dividends Received from Subsidiaries and Associated Companies	168.89
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	12,659,999.44
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	361,893.00
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	56,873.59
20.4.0.00.00.00	INVESTMENTS IN	112,280.08
20.4.2.00.00.00	Foreclosed Assets	33,191.98
20.4.3.00.00.00	Fixed Assets	36,047.79
20.4.5.00.00.00	Investments	43,040.31
20.5.0.00.00.00	DEFERRED CHARGES	64,188.77
20.6.0.00.00.00	INCREASE IN ASSETS	10,535,553.67
20.6.1.00.00.00	Interbank Deposits	5,418,211.10
20.6.3.00.00.00	Interbank and Interdepartmental accounts	806,846.12
20.6.4.00.00.00	Lending Operations	2,804,486.84
20.6.5.00.00.00	Leasing Operations	1,434,361.55
20.6.7.00.00.00	Other Assets	71,648.06
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,529,210.33
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	1,359,766.32
20.7.4.00.00.00	Real Estate Notes	23,088.53
20.7.5.00.00.00	Mortgage notes	146,355.48
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(179,848.76)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,837,149.11
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,657,300.35
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(179,848.76)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2007

10.0.0.00.00.00	TOTAL ASSETS	131,147,894.55
10.1.0.00.00.00	CURRENT ASSETS	87,974,778.53
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,644,267.58
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	29,858,760.14
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	25,936,260.60
10.1.2.22.00.00	Interbank Deposits	3,922,499.54
10.1.3.00.00.00	MARKETABLE SECURITIES	7,804,897.24
10.1.3.10.00.00	Own Portfolio	5,029,978.00
10.1.3.20.00.00	Subject to Repurchase Commitments	370,924.29
10.1.3.40.00.00	Pledged under Guarantees Rendered	357,947.80
10.1.3.70.00.00	Pledged with Brazilian Central Bank	729,892.95
10.1.3.85.00.00	Derivative Financial Instruments	1,316,154.20
10.1.4.00.00.00	INTERBANK ACCOUNTS	6,555,677.00
10.1.4.10.00.00	Payments and Receipts Pending Settlement	663,991.64
10.1.4.20.00.00	Compulsory Deposits	5,844,767.87
10.1.4.20.10.00	Brazilian Central Bank	5,842,502.22
10.1.4.20.40.00	National Housing System - SFH	2,265.65
10.1.4.80.00.00	Correspondent Banks	46,917.49
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	58,338.15
10.1.5.10.00.00	Third-party Funds in Transit	191.41
10.1.5.20.00.00	Internal Transfers of Funds	58,146.74
10.1.6.00.00.00	LENDING OPERATIONS	28,083,485.07
10.1.6.10.00.00	Lending Operations	30,169,409.22
10.1.6.10.10.00	Public Sector	284,883.24
10.1.6.10.20.00	Private Sector	29,884,525.98
10.1.6.90.00.00	Allowance for Losses on Lending	(2,085,924.15)
10.1.7.00.00.00	LEASING OPERATIONS	199,563.49
10.1.7.10.00.00	Leasing Operations	1,054,066.96
10.1.7.10.20.00	Private Sector	1,054,066.96
10.1.7.80.00.00	Unearned Leasing Income	(796,047.82)
10.1.7.90.00.00	Allowance for Losses on Leasing	(58,455.65)
10.1.8.00.00.00	OTHER CREDITS	13,240,374.10
10.1.8.20.00.00	Foreign Exchange Portfolio	3,138,605.46
10.1.8.30.00.00	Income Receivable	1,036,323.45
10.1.8.40.00.00	Negotiation and Intermediation of Securities	528,508.41
10.1.8.70.00.00	Sundry	8,669,140.27
10.1.8.90.00.00	Allowance for Losses on Other Credits	(132,203.49)
10.1.9.00.00.00	OTHER ASSETS	529,415.76
10.1.9.40.00.00	Other Assets	233,047.25
10.1.9.70.00.00	Allowance for Other Assets Losses	(58,026.95)
10.1.9.90.00.00	Prepaid Expenses	354,395.46
10.2.0.00.00.00	LONG-TERM ASSETS	30,203,337.47
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,214,943.60
10.2.2.22.00.00	Interbank Deposits	1,214,943.60
10.2.3.00.00.00	MARKETABLE SECURITIES	7,531,555.14
10.2.3.10.00.00	Own Portfolio	2,177,909.98
10.2.3.20.00.00	Subject to Repurchase Commitments	2,206,766.59
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,390,456.20
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,128,373.37
10.2.3.85.00.00	Derivative Financial Instruments	628,049.00
10.2.4.00.00.00	INTERBANK ACCOUNTS	55,314.48
10.2.4.20.00.00	Compulsory Deposits	55,314.48
10.2.4.20.40.00	National Housing System - SFH	55,314.48
10.2.6.00.00.00	LENDING OPERATIONS	15,366,191.79
10.2.6.10.00.00	Lending Operations	15,915,535.23
10.2.6.10.10.00	Public Sector	672,854.50
10.2.6.10.20.00	Private Sector	15,242,680.73
10.2.6.90.00.00	Allowance for Losses on Lending	(549,343.44)

10.2.7.00.00.00	LEASING OPERATIONS	238,887.77
10.2.7.10.00.00	Leasing Operations	1,483,513.83
10.2.7.10.20.00	Private Sector	1,483,513.83
10.2.7.80.00.00	Unearned Leasing Income	(1,159,684.77)
10.2.7.90.00.00	Allowance for Losses on Leasing	(84,941.29)
10.2.8.00.00.00	OTHER CREDITS	5,033,614.69
10.2.8.10.00.00	Receivables on Guarantees Honored	37,844.85
10.2.8.20.00.00	Foreign Exchange Portfolio	502,773.67
10.2.8.30.00.00	Income Receivable	66,128.63
10.2.8.70.00.00	Sundry	4,437,673.05
10.2.8.90.00.00	Allowance for Losses on Other Credits	(10,805.51)
10.2.9.00.00.00	OTHER ASSETS	762,830.00
10.2.9.90.00.00	Prepaid Expenses	762,830.00
10.3.0.00.00.00	PERMANENT ASSETS	12,969,778.55
10.3.1.00.00.00	INVESTMENTS	4,969,078.26
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,843,948.43
10.3.1.20.10.00	Local Residents	3,008,953.08
10.3.1.20.20.00	Foreign residents	1,834,995.35
10.3.1.50.00.00	Other Investments	168,126.84
10.3.1.90.00.00	Allowance for Losses	(42,997.01)
10.3.2.00.00.00	FIXED ASSETS	435,069.27
10.3.2.30.00.00	Land and buildings in use	203,884.29
10.3.2.40.00.00	Other Fixed Assets	1,115,485.77
10.3.2.90.00.00	Accumulated Depreciation	(884,300.79)
10.3.3.00.00.00	LEASED FIXED ASSETS	6,807,940.81
10.3.3.20.00.00	Leased Assets	8,286,065.03
10.3.3.90.00.00	Accumulated depreciation	(1,478,124.22)
10.3.4.00.00.00	DEFERRED CHARGES	757,690.21
10.3.4.10.00.00	Organization and Expansion Costs	1,364,008.73
10.3.4.90.00.00	Accumulated Amortization	(606,318.52)
40.0.0.00.00.00	TOTAL LIABILITIES	131,147,894.55
40.1.0.00.00.00	CURRENT LIABILITIES	74,467,274.45
40.1.1.00.00.00	DEPOSITS	22,352,751.77
40.1.1.10.00.00	Demand Deposits	4,219,872.74
40.1.1.20.00.00	Savings Deposits	8,832,631.63
40.1.1.30.00.00	Interbank Deposits	515,991.54
40.1.1.40.00.00	Time Deposits	8,694,068.97
40.1.1.90.00.00	Other Deposits	90,186.89
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	23,575,129.95
40.1.2.10.00.00	Own Portfolio	8,509,622.46
40.1.2.20.00.00	Third Parties Portfolio	15,065,507.49
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,637,338.56
40.1.3.30.00.00	Mortgage Notes	74.65
40.1.3.40.00.00	Debentures	116,608.63
40.1.3.50.00.00	Securities Abroad	765,707.84
40.1.3.60.00.00	Real Estate Notes	754,947.44
40.1.4.00.00.00	INTERBANK ACCOUNTS	783,600.65
40.1.4.10.00.00	Receipts and Payments Pending Settlement	710,087.03
40.1.4.40.00.00	Correspondent Banks	73,513.62
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	588,894.33
40.1.5.10.00.00	Third-Party Funds in Transit	588,579.67
40.1.5.20.00.00	Internal Transfer of Funds	314.66
40.1.6.00.00.00	BORROWINGS	4,926,446.54
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	103.25
40.1.6.30.00.00	Foreign Borrowings	4,926,343.29
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,629,268.64
40.1.7.10.00.00	National Treasury	25,291.93
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,273,000.78
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,314,591.81
40.1.7.90.00.00	Other Institutions	16,384.12

40.1.8.00.00.00	FOREIGN ONLENDING	2,423.19
40.1.8.10.00.00	Foreign Onlending	2,423.19
40.1.9.00.00.00	OTHER LIABILITIES	17,971,420.82
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,415,084.14
40.1.9.20.00.00	Foreign Exchange Portfolio	3,431,614.03
40.1.9.30.00.00	Social and Statutory	609,255.30
40.1.9.40.00.00	Taxes and Social Security	616,176.42
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,734,304.65
40.1.9.85.00.00	Subordinated Debt	27,107.95
40.1.9.87.00.00	Derivative Financial Instruments	3,828,153.42
40.1.9.90.00.00	Sundry	6,309,724.91
40.2.0.00.00.00	LONG-TERM LIABILITIES	44,898,030.69
40.2.1.00.00.00	DEPOSITS	14,307,820.93
40.2.1.40.00.00	Time Deposits	14,307,820.93
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,797,378.08
40.2.2.10.00.00	Own Portfolio	7,797,378.08
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,085,529.06
40.2.3.40.00.00	Debentures	1,929,641.44
40.2.3.50.00.00	Securities Abroad	1,155,683.93
40.2.3.60.00.00	Real estate notes	203.69
40.2.6.00.00.00	BORROWINGS	1,426,073.22
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	268.53
40.2.6.30.00.00	Foreign Borrowings	1,425,804.69
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,141,415.61
40.2.7.10.00.00	National Treasury	47,404.72
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,457,304.02
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,502,666.59
40.2.7.90.00.00	Other Institutions	134,040.28
40.2.8.00.00.00	FOREIGN ONLENDINGS	6,185.91
40.2.8.10.00.00	Foreign Onlendings	6,185.91
40.2.9.00.00.00	OTHER LIABILITIES	13,133,627.88
40.2.9.20.00.00	Foreign Exchange Portfolio	502,278.79
40.2.9.40.00.00	Taxes and Social Security	2,701,408.93
40.2.9.85.00.00	Subordinated Debt	4,806,050.67
40.2.9.87.00.00	Derivative Financial Instruments	525,627.67
40.2.9.90.00.00	Sundry	4,598,261.82
40.5.0.00.00.00	DEFERRED INCOME	35,141.35
40.5.1.00.00.00	Deferred Income	35,141.35
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	11,747,448.06
40.6.1.00.00.00	Capital	8,073,360.98
40.6.1.10.00.00	Local Residents	5,679,555.35
40.6.1.20.00.00	Foreign Residents	2,393,805.63
40.6.4.00.00.00	Capital Reserves	181,622.19
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	4,905.20
40.6.6.00.00.00	Revenue Reserves	3,601,920.16
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(48,476.65)
40.6.9.00.00.00	Treasury Stock	(65,883.82)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2007	From January 1, 2007
CODE	DESCRIPTION	to September 30, 2007	to September 30, 2007

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,755,892.47	12,754,402.56
10.1.1.10.10.11	Lending Operations	2,832,869.90	8,252,863.82
10.1.1.10.10.13	Leasing Operations	155,953.07	384,922.31
10.1.1.10.10.15	Marketable Securities	1,186,059.77	3,377,316.06
10.1.1.10.10.16	Derivative Financial Instruments	301,333.76	120,567.44
10.1.1.10.10.17	Foreign Exchange Transactions	174,381.29	303,563.84
10.1.1.10.10.19	Compulsory Deposits	105,294.68	315,169.09
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,681,960.19)	(7,602,151.56)
10.1.1.10.20.12	Deposits and Securities Sold	(1,798,007.26)	(5,097,037.21)
10.1.1.10.20.14	Borrowings and Onlendings	(269,617.32)	(653,174.46)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(614,335.61)	(1,851,939.89)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,073,932.28	5,152,251.00
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(653,860.40)	(2,533,290.13)
10.1.1.20.21.00	Services Rendered	768,631.07	2,119,102.28
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(488,316.00)	(1,404,014.45)
10.1.1.20.24.00	Other Administrative Expenses	(849,081.39)	(2,567,122.07)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(98,476.32)	(321,569.61)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	580,503.46	1,597,113.96
10.1.1.20.25.00	Other Operating Income	600,202.62	2,129,903.59
10.1.1.20.32.00	Other Operating Expenses	(1,167,323.84)	(4,086,703.83)
10.1.1.00.00.00	OPERATING INCOME	1,420,071.88	2,618,960.87
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(6,564.97)	413,160.88
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,413,506.91	3,032,121.75
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(75,098.94)	(50,599.85)
10.2.1.00.00.00	Provision for Income Tax	7,981.36	(463,281.05)
10.2.2.00.00.00	Provision for Social Contribution	(2,324.87)	(158,253.56)
10.2.3.00.00.00	Deferred Tax Asset	(80,755.43)	570,934.76
10.3.0.00.00.00	PROFIT SHARING	(132,708.34)	(326,635.71)
10.0.0.00.00.00	NET INCOME	1,205,699.63	2,654,886.19
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(361,893.00)	(922,841.54)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.00043055188592618	0.00094805225744647

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2007
CODE	DESCRIPTION	to September 30, 2007
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	12,731,069.86
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	1,109,280.93
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	8,913.70
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(31,399.35)
10.3.3.00.00.00	Other (+/-)	(31,399.35)
10.5.0.00.00.00	THIRD PARTY FUNDS	11,644,274.58
10.5.1.00.00.00	Increase in Liabilities	5,896,519.72
10.5.1.01.00.00	Deposits	1,543,067.55
10.5.1.06.00.00	Debentures	75,295.48
10.5.1.07.00.00	Interbank and Interdepartmental accounts	252,146.72
10.5.1.08.00.00	Borrowings and Onlendings	2,429,062.01
10.5.1.09.00.00	Other Liabilities	1,596,947.96
10.5.2.00.00.00	Decrease in Assets	5,039,998.23
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	3,669,278.15
10.5.2.06.00.00	Other Income	1,370,720.08
10.5.3.00.00.00	Sale of Assets and Investments	128,829.41
10.5.3.02.00.00	Foreclosed Assets	17,704.36
10.5.3.03.00.00	Fixed Assets	936.97
10.5.3.04.00.00	Leased Fixed Assets	107,329.06
10.5.3.05.00.00	Investments	2,859.02
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	578,927.22
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	12,678,567.11
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	361,893.00
20.4.0.00.00.00	INVESTMENTS IN	2,508,931.97
20.4.2.00.00.00	Foreclosed Assets	30,849.25
20.4.3.00.00.00	Fixed Assets	31,186.31
20.4.4.00.00.00	Leased Fixed Assets	2,348,489.24
20.4.5.00.00.00	Investments	98,407.17
20.5.0.00.00.00	DEFERRED CHARGES	64,098.63
20.6.0.00.00.00	INCREASE IN ASSETS	7,929,891.80
20.6.1.00.00.00	Interbank Deposits	3,792,202.71
20.6.3.00.00.00	Interbank and Interdepartmental accounts	807,495.80
20.6.4.00.00.00	Lending Operations	2,836,914.11
20.6.6.00.00.00	Other Credits	420,593.26
20.6.7.00.00.00	Other Assets	72,685.92
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,813,751.71
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	1,639,616.37
20.7.4.00.00.00	Real Estate Notes	23,088.53
20.7.5.00.00.00	Mortgage Notes	151,046.81
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	52,502.75

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,591,764.83
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,644,267.58
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	52,502.75

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2007
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	128,822,372.75
10.1.0.00.00-2	AVAILABLE FUNDS	1,657,300.86
10.1.1.00.00-5	Cash	1,037,113.78
10.1.2.00.00-8	Bank Deposits	12,075.81
10.1.3.00.00-1	Free Reserves	118.07
10.1.5.00.00-7	Foreign Money Supply	607,993.20
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	566,774.99
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	41,218.21
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	33,542,927.67
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	27,548,132.03
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	10,713,373.44
10.2.1.10.10-4	Federal Government Securities	10,691,359.74
10.2.1.10.90-8	Other	22,013.70
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	15,334,337.97
10.2.1.35.00-0	RESALES TO LIQUIDATE - SHORT POSITION	1,500,420.62
10.2.2.00.00-7	INTERBANK INVESTMENTS	5,914,247.09
10.2.2.10.00-4	INTERBANK DEPOSITS	5,914,247.09
10.2.6.00.00-9	Foreign Currency Investments	80,548.55
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	80,548.55
10.3.0.00.00-0	MARKETABLE SECURITIES	21,771,813.21
10.3.1.00.00-3	Marketable Securities	13,564,870.91
10.3.1.10.00-0	FIXED RATE SECURITIES	7,818,272.12
10.3.1.10.10-3	Federal Government Securities	5,234,666.26
10.3.1.10.30-9	Financial Institutions	939,671.97
10.3.1.10.62-2	Certificates of Real Estate Receivables	133,787.70
10.3.1.10.90-7	Others	1,510,146.19
10.3.1.15.00-5	MUTUAL FUNDS	370,243.57
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	917,158.88
10.3.1.20.10-0	Listed companies stocks	902,061.29
10.3.1.20.20-3	Non-listed companies stocks	14,362.22
10.3.1.20.40-9	Equity Funds	735.37
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	4,459,196.34
10.3.1.85.10-7	Brazilian Sovereign Bonds	274,194.23
10.3.1.85.20-0	Securities of Foreign Governments	3,500,627.99
10.3.1.85.30-3	Brazilian State-Owned Companies	30,541.81
10.3.1.85.90-1	Others	653,832.31
10.3.2.00.00-6	Subject to Commitments	2,580,988.89
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	2,580,988.89
10.3.2.10.10-6	Federal Government Securities	2,577,191.48
10.3.2.10.90-0	Other	3,797.41
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	1,890,422.15
10.3.3.10.00-6	Derivative Financial Instruments	911,226.42
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	979,195.73
10.3.4.00.00-2	Pledged With Brazilian Central Bank	2,120,349.15
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,120,349.15
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,615,182.11
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,615,182.11
10.3.6.10.10-8	Federal Government Securities	520,130.29
10.3.6.10.90-2	Other	1,095,051.82
10.4.0.00.00-9	INTERBANK ACCOUNTS	6,606,901.53
10.4.1.00.00-2	Check Clearing	661,881.38
10.4.2.00.00-5	Restricted Deposits	5,900,081.07
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,842,500.94
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	2,265.65
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	55,314.48
10.4.2.65.10-5	Novation Option	55,314.48
10.4.4.00.00-1	Correspondent Banks	44,939.08
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	59,985.85
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	43,149,483.31
10.6.1.00.00-0	Lending Operations	42,711,032.05
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	28,292,027.22
10.6.1.20.00-4	FINANCING	13,696,269.06
10.6.1.30.00-1	AGRICULTURAL	1,534,822.30
10.6.1.40.00-8	REAL ESTATE LOANS	1,630,175.05

10.6.1.40.30-7	Habitational Loans	1,630,175.05
10.6.1.50.00-5	MARKETABLE SECURITIES FINANCING	5,770.11
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(2,448,031.69)
10.6.2.00.00-3	Leasing Operations	438,451.26
10.6.2.10.00-0	LEASING OPERATIONS	581,848.20
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(143,396.94)
10.9.0.00.00-4	OTHER RECEIVABLES	22,033,960.32
10.9.1.00.00-7	Guarantees Honored	37,844.85
10.9.2.00.00-0	Foreign Exchange	5,528,481.82
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	3,592,880.35
10.9.2.06.10-7	Export and Interbank Contracts	1,857,127.80
10.9.2.06.30-3	Financial	2,291.65
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	441,144.00
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	1,292,316.90
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	2,004,412.79
10.9.2.25.10-2	Import And Financial Contracts	115,155.16
10.9.2.25.20-5	Interbank	73,630.00
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	469,873.50
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	1,345,754.13
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(98,786.21)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	29,974.90
10.9.3.00.00-3	INCOME RECEIVABLE	474,441.23
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	536,079.20
10.9.4.10.00-3	STOCK EXCHANGE CLEARING	62,306.41
10.9.4.30.00-7	DEBTORS - PENDING SETTLEMENT	444,189.64
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS	29,581.75
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION AND INTERMEDIATION	1.40
10.9.5.00.00-9	Specific Credits	1,314,058.71
10.9.5.30.00-0	INSURANCE COMPANIES	1,314,058.71
10.9.5.30.10-3	Receivables of Insurance Operations	1,302,649.93
10.9.5.30.20-6	Notes and Credits Receivable	11,408.78
10.9.7.00.00-5	Other	11,889,103.85
10.9.7.25.00-4	FORECLOSED ASSETS	281,984.59
10.9.7.25.90-1	Other Assets	281,984.59
10.9.7.30.00-6	ALLOWANCE FOR LOSSES ON OTHER ASSETS	(69,641.21)
10.9.7.30.90-3	Other Assets	(69,641.21)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	3,326,919.66
10.9.7.40.10-6	Deferred Tax - Real After 5 years	80,969.94
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,794,015.28
10.9.7.40.50-8	Deferred Tax	1,451,934.44
10.9.7.45.00-8	PREPAID TAXES	1,037,910.94
10.9.7.50.00-0	TAX RECOVERY	38,016.05
10.9.7.90.00-8	FOREIGN DEBTORS	523,826.78
10.9.7.95.00-3	LOCAL DEBTORS	6,750,087.04
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(155,997.43)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(155,997.43)
10.9.9.00.00-1	Prepaid Expenses	2,409,948.09
20.0.0.00.00-6	PERMANENT ASSETS	9,267,867.25
20.1.0.00.00-5	INVESTMENTS	694,257.43
20.1.2.00.00-1	Investments In Subsidiary Companies	268,565.56
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	268,565.56
20.1.2.10.90-5	Other	268,565.56
20.1.3.00.00-4	Fiscal Incentive Investments	3,909.14
20.1.4.00.00-7	Membership Certificates	19,997.21
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	20,029.54
20.1.4.10.10-7	Securities Exchanges and CETIP	19,707.17
20.1.4.10.90-1	Other	322.37
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	90,723.61
20.1.5.10.00-7	STOCKS AND QUOTAS	93,557.03
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	45,990.45
20.1.5.10.20-3	Other	47,566.58
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES ON SHARES AND QUOTAS	(3,330.38)

20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,101.16)
20.1.9.00.00-2	Other Investments	311,061.91
20.1.9.90.00-5	OTHER INVESTMENTS	317,507.99
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,446.08)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	827,099.49
20.2.1.00.00-7	Storaged Furniture And Equipment	628.07
20.2.2.00.00-0	Property And Equipment In Process	4,330.02
20.2.3.00.00-3	Land And Buildings	388,578.63
20.2.3.10.00-0	LAND AND BUILDINGS	602,821.65
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(214,243.02)
20.2.4.00.00-6	Furniture And Equipment	140,637.65
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	357,899.39
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(217,261.74)
20.2.8.00.00-8	Others	292,925.12
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,183,826.84
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(890,901.72)
20.3.0.00.00-3	LEASED ASSETS	6,807,940.81
20.4.0.00.00-2	DEFERRED CHARGES	938,569.52
20.4.1.00.00-5	Organization And Expansion Costs	3,131,657.22
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	60,888.15
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,070,769.07
20.4.9.00.00-9	Accumulated Amortization	(2,193,087.70)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(35,017.46)
20.4.9.90.00-2	OTHER	(2,158,070.24)
30.0.0.00.00-9	OFF-BALANCE ITEMS	991,183,432.67
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	12,362,536.70
30.1.1.00.00-1	Imported Credits Outstanding	158,553.15
30.1.3.00.00-7	Confirmed Exported Credits	10,881.55
30.1.4.00.00-0	Guarantees Provided	12,161,697.26
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	861,344.05
30.1.4.90.00-3	Other	11,300,353.21
30.1.5.00.00-3	Co-Obligation For Credit Assignment	31,404.74
30.4.0.00.00-5	CUSTODY	79,858,877.39
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.87
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	10,527.83
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	79,829,016.71
30.5.0.00.00-4	COLLECTION	29,861,857.74
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	404,631,334.06
30.6.1.00.00-6	Equity, Financial Assets And Commodities	394,268,710.46
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	8,245,775.99
30.6.5.00.00-8	Credit Risk On Swap Contracts	1,591,391.11
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	687,291.62
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	725,701.76
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	178,397.73
30.6.6.00.00-1	Derivatives credits - risk received	525,456.50
30.8.0.00.00-1	CONTRACTS	48,827,463.82
30.9.0.00.00-0	CONTROL	415,641,362.96
30.9.7.00.00-1	Capital Required To Market Risk Covery	965,823.96
30.9.7.10.00-8	EXCHANGE RATE	781,271.39
30.9.7.20.00-5	INTEREST RATE	184,552.57
30.9.8.00.00-4	CONTROL	2,733,829.09
30.9.8.10.00-1	Total Foreign Exchange Exposure	2,338,075.10
30.9.8.40.00-2	NOTIONAL ASSETS - ADJUSTMENTS	140,634.47
30.9.8.40.01-9	Deferred Charges	118,138.25
30.9.8.40.02-6	Market Value Adjustments	22,496.22
30.9.8.90.00-7	Deferred Tax - Limits	255,119.52
30.9.8.90.10-0	Deferred Tax from Gains	206,225.90
30.9.8.90.30-6	Deferred Tax Exclusion Level I	48,893.62
30.9.9.00.00-7	Other assets off-balance sheet	411,941,709.91
39.9.9.99.99-4	TOTAL ASSETS	1,129,273,672.67
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	124,527,375.80
40.1.0.00.00-1	DEPOSITS	34,073,468.07
40.1.1.00.00-4	Demand Deposits	4,152,574.94
40.1.2.00.00-7	Saving Deposits	8,832,631.63

40.1.3.00.00-0	Interbank Deposits	741,512.58
40.1.5.00.00-6	Time Deposits	20,248,440.51
40.1.8.00.00-5	Foreign Deposits	8,121.52
40.1.9.00.00-8	Other Deposits	90,186.89
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	25,961,863.47
40.2.1.00.00-3	Own Portfolio	15,764,515.56
40.2.2.00.00-6	Third Parties	10,197,347.91
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	4,139,128.65
40.3.1.00.00-2	Mortgage Notes	783,921.31
40.3.2.00.00-5	Debentures	2,046,250.07
40.3.3.00.00-8	Securities Abroad	1,308,957.27
40.4.0.00.00-8	INTERBANK ACCOUNTS	781,596.60
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	590,007.66
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	14,242,476.18
40.6.1.00.00-9	Borrowings	6,463,182.84
40.6.1.10.00-6	LOCAL BORROWINGS	111,026.55
40.6.1.20.00-3	FOREIGN BORROWINGS	6,352,156.29
40.6.2.00.00-2	Onlendings	7,779,293.34
40.6.2.10.00-9	LOCAL ONLENDINGS	7,770,684.24
40.6.2.20.00-6	FOREIGN ONLENDINGS	8,609.10
40.7.0.00.00-5	Derivative Financial Instruments	4,354,527.26
40.8.0.00.00-4	OTHER LIABILITIES	35,551,149.29
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	1,460,596.81
40.8.2.00.00-0	Foreign Exchange Portfolio	3,933,892.82
40.8.3.00.00-3	Social And Statutory	1,171,631.16
40.8.3.10.00-0	DIVIDENDS PAYABLE	1,024,334.33
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	147,296.83
40.8.4.00.00-6	Taxes And Social Security	3,980,081.54
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	179,476.17
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	696,534.33
40.8.4.20.00-0	TAXES PAYABLE	224,897.04
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	215,181.88
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	2,663,992.12
40.8.5.00.00-9	Negotiation And Intermediation of Securities	1,739,401.57
40.8.7.00.00-5	Specific Liabilities	11,866,958.38
40.8.7.30.00-6	INSURANCE COMPANIES	5,832,276.00
40.8.7.30.10-9	Non-Committed Technical Provisions	732,932.50
40.8.7.30.20-2	Committed Technical Provisions	3,426,521.51
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,672,821.99
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	5,340,978.07
40.8.7.35.10-4	Non-Committed Technical Provisions	5,339,039.20
40.8.7.35.30-0	Debts from Social Contribution Transaction	1,938.87
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	693,704.31
40.8.7.40.10-6	Non-Committed Technical Provisions	626,962.54
40.8.7.40.20-9	Committed Technical Provisions	66,741.77
40.8.9.00.00-1	Sundry	11,398,587.01
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	2,574,667.58
40.8.9.90.00-4	OTHER LIABILITIES	8,823,919.43
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	4,833,158.62
40.9.2.00.00-9	Subordinated Debt	4,810,011.41
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,425,212.90
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	2,103,351.68
40.9.2.40.00-7	MATURITY BETWEEN 2 AND 3 YEARS	281,446.83
40.9.3.00.00-2	Other Subordinated Debt	23,147.21
50.0.0.00.00-5	DEFERRED INCOME	51,962.59
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	12,053,853.29
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	12,053,853.29
60.1.1.00.00-0	Capital	8,515,260.01
60.1.1.10.00-7	CAPITAL	8,515,260.01
60.1.1.10.13-1	Common Shares - Local Residents	5,016,676.55
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	1,092,380.76
60.1.1.10.17-9	Other Preferred Shares - Local Residents	17,404.72
60.1.1.10.23-4	Common Shares - Foreign Residents	3,368.74
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,385,428.88
60.1.1.10.28-9	Quotas - Local Residents	0.36

60.1.3.00.00-6	Capital Reserves	1,168,502.37
60.1.4.00.00-9	Revaluation Reserves	7,955.94
60.1.5.00.00-2	Revenue Reserves	2,867,598.79
60.1.5.10.00-9	LEGAL RESERVE	695,890.50
60.1.5.20.00-6	STATUTORY RESERVE	2,171,706.75
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(43,269.53)
60.1.8.00.00-1	Retained Earnings	(396,310.46)
60.1.9.00.00-4	Treasury Stock	(65,883.83)
70.0.0.00.00-1	REVENUES	13,674,883.96
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	10,792,859.39
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,427,637.61
70.2.1.00.00-2	Insurance Companies	804,818.16
70.2.1.10.00-9	INSURANCE PREMIUMS	709,914.63
70.2.1.30.00-3	FINANCIAL REVENUES	78,426.68
70.2.1.90.00-5	OTHER	16,476.85
70.2.2.00.00-5	Private Retirement Companies	361,527.60
70.2.2.10.00-2	CONTRIBUTION REVENUES	134,191.02
70.2.2.30.00-6	FINANCIAL INCOME	227,150.60
70.2.2.90.00-8	OTHER	185.98
70.2.3.00.00-8	Annuity Products Companies	125,764.79
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	103,727.99
70.2.3.30.00-9	FINANCIAL REVENUES	20,338.91
70.2.3.90.00-1	OTHER	1,697.89
70.2.4.00.00-1	Credit Card Companies	125,361.75
70.2.4.10.00-8	CREDIT CARD REVENUES	44,261.28
70.2.4.30.00-2	FINANCIAL REVENUES	81,100.47
70.2.9.00.00-6	Other Activities	10,165.31
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	10,165.31
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	1,454,355.86
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	31.10
70.4.1.00.00-0	Insurance Companies	18.34
70.4.2.00.00-3	Listed Companies' Private Retirement Plan	5.09
70.4.3.00.00-6	Annuity Products Companies	7.67
80.0.0.00.00-4	EXPENSES	(12,217,835.64)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(10,502,627.94)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,148,142.39)
80.2.1.00.00-5	Insurance Companies	(688,179.09)
80.2.1.10.00-2	INSURANCE CLAIMS	(317,923.02)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(210,664.44)
80.2.1.30.00-6	FINANCIAL EXPENSES	(32,257.30)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(84,506.24)
80.2.1.90.00-8	OTHER	(42,828.09)
80.2.2.00.00-8	Private Retirement Companies	(358,741.62)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(140,876.56)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(3,560.93)
80.2.2.30.00-9	FINANCIAL EXPENSES	(203,799.27)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(9,674.10)
80.2.2.90.00-1	OTHER	(830.76)
80.2.3.00.00-1	Annuity Products Companies	(97,548.93)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(5,412.21)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(2,711.30)
80.2.3.30.00-2	FINANCIAL EXPENSES	(87,555.37)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(1,809.55)
80.2.3.90.00-4	OTHER	(60.50)
80.2.9.00.00-9	Other Activities	(3,672.75)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(3,672.75)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(15,572.19)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(845.45)
80.4.1.00.00-3	INSURANCE COMPANIES	(8.53)
80.4.2.00.00-6	Private Retirement Companies	(836.92)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(550,647.67)
80.9.4.00.00-7	Income Tax and Social Contribution	(411,348.76)
80.9.4.10.00-4	INCOME TAX	(303,280.87)
80.9.4.10.10-7	Financial Activities	(303,280.87)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(108,067.89)
80.9.4.30.10-1	Financial Activities	(108,067.89)
80.9.7.00.00-6	Profit Sharing	(139,298.91)
80.9.7.10.00-3	PROFIT SHARING	(139,298.91)
80.9.7.10.20-9	Employees	(139,298.91)
90.0.0.00.00-7	OFF-BALANCE ITEMS	991,183,432.67
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,129,273,672.67

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the third quarter of 2006 and for the nine-month period ended September 30, 2006, were reclassified for the purpose of better comparison in respect of non-recurring events results, see Note 24.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

•	income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

•	the effects of the provisions to adjust the assets to market or realizable values;

•	the adjustments to the technical reserves for insurance, annuity products and retirement plans;

•

the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

•	the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

•	the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

•	the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

•	the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

•	tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

•	Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

•

Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

•

Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•

Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

•

Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Securities purchased under resale agreements	25,936,261	22,299,835	27,548,132	22,407,210
Own position	9,101,502	6,210,018	10,713,373	6,317,393
- Financial treasury bills	1,997,204	231,775	3,546,457	231,775
- Treasury bills	5,047,250	4,166,442	5,109,868	4,181,962
- Treasury notes	2,035,034	1,778,356	2,035,034	1,788,011
- Other	22,014	33,445	22,014	115,645
Financial Position	15,334,338	14,736,801	15,334,338	14,736,801
- Financial treasury bills	8,874,548	495,951	8,874,548	495,951
- Treasury bills	3,815,084	10,719,727	3,815,084	10,719,727
- Treasury notes	523,043	1,594,404	523,043	1,594,404
- Other	2,121,663	1,926,719	2,121,663	1,926,719
Settlement and clearing chamber	1,500,421	1,353,016	1,500,421	1,353,016
Interbank deposits	12,887,881	12,655,203	5,914,247	5,624,876
Foreign currency investments	80,549	92,631	80,549	92,631
Total	38,904,691	35,047,669	33,542,928	28,124,717
Current	37,551,690	33,832,149	32,282,658	27,019,804
Long-term	1,353,001	1,215,520	1,260,270	1,104,913

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
Marketable Securities	2007	2007	2007	2007
Trading assets	2,086,908	4,391,974	7,068,391	10,382,200
Available for sale	23,851,416	25,236,629	10,339,201	11,646,217
Held to maturity	1,191,032	1,450,734	2,473,799	2,703,750
Subtotal	27,129,356	31,079,337	19,881,391	24,732,167
Derivative financial instruments	1,964,404	1,368,299	1,890,422	1,388,892
Total	29,093,760	32,447,636	21,771,813	26,121,059
Current	6,853,605	12,107,313	12,092,207	18,480,042
Long-term	22,240,155	20,340,323	9,679,606	7,641,017

(b) Trading assets

	Unibanco
	September 30, 2007		June 30, 2007
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,588,068	1,589,077	3,895,749	3,904,239
Treasury bills	1,111,327	1,111,389	3,080,516	3,081,552
Financial treasury bills	164,801	164,738	198,228	198,187
Treasury notes	311,940	312,950	617,005	624,500
Bank debt securities	-	-	105,128	105,128
Corporate debt securities	52,974	58,602	55,348	61,909
Debentures	52,974	58,602	55,348	61,909
Mutual funds	138,255	138,255	142,594	142,594
Other	273,231	300,974	168,603	178,104
Total	2,052,528	2,086,908	4,367,422	4,391,974

	Unibanco Consolidated
	September 30, 2007		June 30, 2007
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,716,828	3,732,627	7,203,379	7,249,167
Treasury bills	1,902,759	1,904,478	4,649,903	4,658,877
Financial treasury bills	404,783	404,743	555,388	555,416
Treasury notes	1,404,131	1,418,376	1,992,915	2,029,826
Other	5,155	5,030	5,173	5,048
Brazilian sovereign bonds	259,201	259,080	137,815	137,755
Bank debt securities	960,195	960,163	1,032,889	1,031,957
Eurobonds	38,321	38,289	158,055	157,123
Time deposits	921,874	921,874	874,834	874,834
Corporate debt securities	339,036	344,538	370,663	376,462
Debentures	306,357	311,803	300,930	307,404
Eurobonds	32,679	32,735	69,733	69,058
Mutual funds	748,601	748,601	799,509	799,509
Other	945,637	1,023,382	731,896	787,350
Total	6,969,498	7,068,391	10,276,151	10,382,200

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco
	September 30, 2007			June 30, 2007
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,165,926	(1,401)	2,164,525	4,472,312	(2,845)	4,469,467
Financial treasury bills	324,403	(64)	324,339	288,522	(21)	288,501
Treasury bills	129,261	(55)	129,206	3,892,840	4,643	3,897,483
Treasury notes	1,668,705	6,127	1,674,832	247,899	600	248,499
Treasury Bonds	3,113	(705)	2,408	3,362	(615)	2,747
Other	40,444	(6,704)	33,740	39,689	(7,452)	32,237
Foreign government	3,136,299	7,014	3,143,313	2,448,244	14,749	2,462,993
Brazilian sovereign bonds	1,239,424	8,856	1,248,280	1,610,393	14,441	1,624,834
Bank debt securities	14,946,750	1,736	14,948,486	14,565,862	2,983	14,568,845
Debentures, eurobonds and other	14,946,750	1,736	14,948,486	14,565,862	2,983	14,568,845
Corporate debt securities	2,100,908	55,041	2,155,949	1,858,210	61,620	1,919,830
Debentures, eurobonds and other	2,100,908	55,041	2,155,949	1,858,210	61,620	1,919,830
Mutual funds	10,043	-	10,043	9,834	-	9,834
Marketable equity securities	226,020	(45,200)	180,820	226,026	(45,200)	180,826
Total	23,825,370	26,046	23,851,416	25,190,881	45,748	25,236,629

	Unibanco Consolidated
	September 30, 2007			June 30, 2007
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,961,967	(2,342)	2,959,625	4,814,069	(3,588)	4,810,481
Financial treasury bills	599,650	(132)	599,518	578,767	(45)	578,722
Treasury bills	195,067	(299)	194,768	3,892,840	4,643	3,897,483
Treasury notes	2,123,693	5,498	2,129,191	299,350	(102)	299,248
Treasury Bonds	3,113	(705)	2,408	3,362	(615)	2,747
Other	40,444	(6,704)	33,740	39,750	(7,469)	32,281
Foreign government	3,137,175	7,013	3,144,188	2,449,160	14,749	2,463,909
Brazilian sovereign bonds	1,239,424	8,856	1,248,280	1,610,393	14,441	1,624,834
Bank debt securities	358,855	1,703	360,558	341,357	2,951	344,308
Debentures, eurobonds and other	358,855	1,703	360,558	341,357	2,951	344,308
Corporate debt securities	2,285,954	57,983	2,343,937	2,049,996	64,820	2,114,816
Debentures, eurobonds and other	2,285,954	57,983	2,343,937	2,049,996	64,820	2,114,816
Mutual funds	16,307	-	16,307	12,861	-	12,861
Marketable equity securities	315,514	(49,208)	266,306	319,002	(43,994)	275,008
Total	10,315,196	24,005	10,339,201	11,596,838	49,379	11,646,217

(ii) By maturity:

	Unibanco
	September 30, 2007		June 30, 2007
	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	1,933,002	1,941,866	836,144	838,585
Between 3 months and 1 year	1,076,237	1,084,201	5,351,812	5,377,377
Between 1 and 3 years	3,272,329	3,295,997	1,545,323	1,557,732
Between 3 and 5 years	841,632	863,727	837,448	874,488
Between 5 and 15 years	15,394,455	15,396,438	15,015,482	15,012,086
More than 15 years	1,071,652	1,078,324	1,368,812	1,385,701
No stated maturity (1)	236,063	190,863	235,860	190,660
Total	23,825,370	23,851,416	25,190,881	25,236,629

	Unibanco Consolidated
	September 30, 2007		June 30, 2007
	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,124,454	2,133,406	987,670	990,093
Between 3 months and 1 year	1,134,449	1,142,407	5,473,641	5,499,311
Between 1 and 3 years	3,510,767	3,534,281	1,716,987	1,729,517
Between 3 and 5 years	980,441	1,004,858	884,582	924,574
Between 5 and 15 years	1,161,612	1,163,312	833,283	829,152
More than 15 years	1,071,652	1,078,324	1,368,812	1,385,701
No stated maturity (1)	331,821	282,613	331,863	287,869
Total	10,315,196	10,339,201	11,596,838	11,646,217

________________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Issuer/Type of investment			Amortized cost

Federal government	770	1,098	1,249,121	1,219,347
Treasury notes	523	836	1,248,874	1,219,085
Other	247	262	247	262
Brazilian sovereign bonds	1,157,651	1,375,228	1,183,710	1,402,041
Bank debt securities	27,469	28,648	27,469	28,648
Eurobonds	27,469	28,648	27,469	28,648
Corporate debt securities	5,142	45,760	13,499	53,714
Debentures	-	-	-	7,954
Eurobonds and other	5,142	45,760	13,499	45,760
Total	1,191,032	1,450,734	2,473,799	2,703,750
Market value	1,327,216	1,578,090	2,874,976	3,137,807

(ii) By maturity:

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Maturity			Amortized cost

Less than 3 months	42,001	223,902	42,001	223,902
Between 3 months and 1 year	171,411	198,708	171,411	198,708
Between 1 and 3 years	180,840	190,099	207,186	217,190
Between 3 and 5 years	589,345	618,014	597,702	625,968
Between 5 and 15 years	207,304	219,874	844,987	829,553
More than 15 years	131	137	610,512	608,429
Total	1,191,032	1,450,734	2,473,799	2,703,750

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco
			Amortized	Fair value
	Notional value		cost	adjustment	Fair value
	September 30,	June 30,	September 30,	September 30,	September 30,	June 30,
	2007	2007	2007	2007	2007	2007
Futures contracts	88,224,254	86,447,879	-	-	-	-
Purchase	46,956,204	39,518,111	-	-	-	-
Currencies	1,237,360	3,051,407	-	-	-	-
Interbank interest rate	45,610,046	36,414,683	-	-	-	-
Other	108,798	52,021	-	-	-	-
Sale	41,268,050	46,929,768	-	-	-	-
Currencies	5,324,512	5,278,261	-	-	-	-
Interbank interest rate	35,892,075	41,579,457	-	-	-	-
Other	51,463	72,050	-	-	-	-
Swap contracts	17,115,383	17,332,952	(1,426,053)	(918)	(1,426,971)	(1,014,334)
Assets	7,891,889	8,842,788	759,724	82,819	842,543	713,554
Currencies	222,330	1,395,560	9,934	2,763	12,697	47,629
Fixed interest rate	322,136	739,817	66,437	5,465	71,902	62,614
Interbank interest rate	5,318,926	4,880,409	609,237	42,194	651,431	498,427
Other	2,028,497	1,827,002	74,116	32,397	106,513	104,884
Liabilities	9,223,494	8,490,164	(2,185,777)	(83,737)	(2,269,514)	(1,727,888)
Currencies	2,272,155	2,808,867	(148,528)	(3,239)	(151,767)	(172,968)
Fixed interest rate	2,386,115	1,408,056	(1,375,128)	(25,360)	(1,400,488)	(854,777)
Interbank interest rate	2,709,333	2,863,386	(290,592)	(33,655)	(324,247)	(313,927)
Other	1,855,891	1,409,855	(371,529)	(21,483)	(393,012)	(386,216)
Third curve swap contracts	2,545,105	2,170,473	(136,706)	(4,606)	(141,312)	(93,118)
Assets	1,805,175	1,864,386	64,760	(2,266)	62,494	50,954
Currencies	1,133,064	1,261,412	58,122	(9,805)	48,317	31,682
Fixed interest rate	296,553	271,276	60	2,042	2,102	10,155
Interbank interest rate	375,558	331,698	6,578	5,497	12,075	9,117
Liabilities	739,930	306,087	(201,466)	(2,340)	(203,806)	(144,072)
Currencies	277,508	97,870	(6,419)	(1,309)	(7,728)	(3,110)
Fixed interest rate	398,426	181,247	(194,755)	(396)	(195,151)	(140,743)
Interbank interest rate	63,996	26,970	(292)	(635)	(927)	(219)
Forward contracts	4,782,255	4,410,292	(289,003)	(14,286)	(303,289)	(247,329)
Assets	1,267,652	1,085,921	261,534	1,507	263,041	113,811
Currencies	247,238	175,870	11,839	(285)	11,554	867
Fixed interest rate	841,884	887,502	66,333	1,694	68,027	77,762
Stocks	178,530	-	183,362	98	183,460	12,634
Other	-	22,549	-	-	-	22,548
Liabilities	3,514,603	3,324,371	(550,537)	(15,793)	(566,330)	(361,140)
Currencies	3,488,008	3,282,732	(366,982)	(15,509)	(382,491)	(325,421)
Fixed interest rate	21,763	28,869	(233)	82	(151)	(254)
Stocks	4,832	-	(183,322)	(366)	(183,688)	(22,675)
Other	-	12,770	-	-	-	(12,790)
Option contracts	265,139,619	212,368,434	25,342	(412,805)	(387,463)	(601,214)
Purchased options	141,671,089	110,546,893	612,767	(12,235)	600,532	407,719
Purchase of purchased options	97,843,181	87,941,250	442,446	(97,509)	344,937	196,988
Currencies	13,975,981	12,178,095	128,643	(50,385)	78,258	77,861
Fixed interest rate	83,562,395	74,857,438	272,617	(115,512)	157,105	61,985
Stocks	47,164	9,880	12,176	34,988	47,164	9,880
Other	257,641	895,837	29,010	33,400	62,410	47,262
Purchase of sold option	43,827,908	22,605,643	170,321	85,274	255,595	210,731
Currencies	10,095,431	3,747,572	74,527	66,387	140,914	28,990
Fixed interest rate	33,665,948	18,693,965	77,788	32,650	110,438	165,328
Stocks	1,205	1,983	3,353	(2,148)	1,205	1,983
Other	65,324	162,123	14,653	(11,615)	3,038	14,430
Sale position	123,468,530	101,821,541	(587,425)	(400,570)	(987,995)	(1,008,933)
Sale of purchased options	52,585,477	55,387,603	(342,502)	(214,443)	(556,945)	(663,307)
Currencies	8,808,979	8,151,663	(135,082)	(262,389)	(397,471)	(81,375)
Interbank interest rate	43,542,465	44,804,650	(158,448)	89,006	(69,442)	(34,940)
Stocks	31,352	1,985,592	(17,686)	(13,666)	(31,352)	(475,196)
Other	202,681	445,698	(31,286)	(27,394)	(58,680)	(71,796)
Sale of sold option	70,883,053	46,433,938	(244,923)	(186,127)	(431,050)	(345,626)
Currencies	14,955,881	6,378,256	(100,761)	(156,833)	(257,594)	(73,087)
Interbank interest rate	55,852,798	39,824,425	(115,512)	(51,443)	(166,955)	(245,882)
Stocks	2,261	5,208	(9,164)	6,903	(2,261)	(5,209)
Other	72,113	226,049	(19,486)	15,246	(4,240)	(21,448)
Other derivative financial
instruments (*)	10,203,066	7,183,476	(107,617)	(4,954)	(112,571)	(2,312)
Assets position	4,037,869	4,190,549	194,397	1,397	195,794	82,261
Liabilities position	6,165,197	2,992,927	(302,014)	(6,351)	(308,365)	(84,573)

		Assets	1,893,182	71,222	1,964,404	1,368,299
		Liabilities	(3,827,219)	(508,791)	(4,336,010)	(3,326,606)

______________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

	Unibanco Consolidated
			Amortized	Fair value
	Notional value		cost	adjustment	Fair value
	September 30,	June 30,	September 30,	September 30,	September 30,	June 30,
	2007	2007	2007	2007	2007	2007
Futures contracts	89,956,861	89,324,824	-	-	-	-
Purchase	47,099,081	39,801,268	-	-	-	-
Currencies	1,237,360	3,051,407	-	-	-	-
Interbank interest rate	45,752,923	36,697,840	-	-	-	-
Other	108,798	52,021	-	-	-	-
Sale	42,857,780	49,523,556	-	-	-	-
Currencies	5,324,512	5,278,937	-	-	-	-
Interbank interest rate	37,481,805	44,172,569	-	-	-	-
Other	51,463	72,050	-	-	-	-
Swap contracts	17,309,021	17,518,719	(1,417,615)	(610)	(1,418,225)	(1,008,533)
Assets	7,891,637	8,825,935	769,442	82,594	852,036	719,708
Currencies	222,330	1,395,560	9,934	2,762	12,696	47,630
Fixed interest rate	293,611	682,422	64,583	5,241	69,824	58,825
Interbank interest rate	5,347,199	4,918,681	620,809	42,194	663,003	508,158
Other	2,028,497	1,829,272	74,116	32,397	106,513	105,095
Liabilities	9,417,384	8,692,784	(2,187,057)	(83,204)	(2,270,261)	(1,728,241)
Currencies	2,272,155	2,808,867	(148,528)	(3,239)	(151,767)	(172,968)
Fixed interest rate	2,386,115	1,600,676	(1,375,128)	(25,360)	(1,400,488)	(855,111)
Interbank interest rate	2,719,333	2,873,386	(290,787)	(33,655)	(324,442)	(313,946)
Other	2,039,781	1,409,855	(372,614)	(20,950)	(393,564)	(386,216)
Third curve swap contracts	2,545,105	2,170,473	(136,706)	(4,605)	(141,311)	(93,118)
Assets	1,805,175	1,864,386	64,760	(2,266)	62,494	50,954
Currencies	1,133,064	1,261,412	58,122	(9,805)	48,317	31,682
Fixed interest rate	296,553	271,276	60	2,042	2,102	10,155
Interbank interest rate	375,558	331,698	6,578	5,497	12,075	9,117
Liabilities	739,930	306,087	(201,466)	(2,339)	(203,805)	(144,072)
Currencies	277,508	97,870	(6,419)	(1,309)	(7,728)	(3,110)
Fixed interest rate	398,426	181,247	(194,755)	(396)	(195,151)	(140,743)
Interbank interest rate	63,996	26,970	(292)	(634)	(926)	(219)
Forward contracts	4,601,202	4,182,808	(277,314)	(15,644)	(292,958)	(256,516)
Assets	1,068,949	835,280	290,996	149	291,145	128,238
Currencies	247,238	175,870	11,839	(285)	11,554	867
Fixed interest rate	623,214	636,861	78,107	239	78,346	69,010
Stocks	198,497	-	201,050	195	201,245	35,813
Other	-	22,549	-	-	-	22,548
Liabilities	3,532,253	3,347,528	(568,310)	(15,793)	(584,103)	(384,754)
Currencies	3,488,008	3,282,732	(366,982)	(15,509)	(382,491)	(325,421)
Fixed interest rate	21,763	28,869	(233)	82	(151)	(254)
Stocks	22,482	35,927	(201,095)	(366)	(201,461)	(36,361)
Other	-	-	-	-	-	(22,718)
Option contracts	267,013,552	212,368,444	25,343	(412,805)	(387,462)	(601,202)
Purchased options	141,671,089	110,546,903	612,767	(12,235)	600,532	407,731
Purchase of purchased options	97,843,181	87,941,260	442,446	(97,509)	344,937	197,000
Currencies	13,975,981	12,178,095	128,643	(50,385)	78,258	77,863
Fixed interest rate	83,562,395	74,857,438	272,617	(115,512)	157,105	61,985
Stocks	47,164	9,880	12,176	34,988	47,164	9,880
Other	257,641	895,847	29,010	33,400	62,410	47,272
Purchase of sold option	43,827,908	22,605,643	170,321	85,274	255,595	210,731
Currencies	10,095,431	3,747,572	74,527	66,387	140,914	28,990
Fixed interest rate	33,665,948	18,693,965	77,788	32,650	110,438	165,328
Stocks	1,205	1,983	3,353	(2,148)	1,205	1,983
Other	65,324	162,123	14,653	(11,615)	3,038	14,430
Sale position	125,342,463	101,821,541	(587,424)	(400,570)	(987,994)	(1,008,933)
Sale of purchased options	52,585,477	55,387,603	(342,501)	(214,443)	(556,944)	(663,307)
Currencies	8,808,979	8,151,663	(135,081)	(262,389)	(397,470)	(81,375)
Interbank interest rate	43,542,465	44,804,650	(158,448)	89,006	(69,442)	(34,940)
Stocks	31,352	1,985,592	(17,686)	(13,666)	(31,352)	(475,196)
Other	202,681	445,698	(31,286)	(27,394)	(58,680)	(71,796)
Sale of sold option	72,756,986	46,433,938	(244,923)	(186,127)	(431,050)	(345,626)
Currencies	14,955,881	6,378,256	(100,761)	(156,833)	(257,594)	(73,087)
Interbank interest rate	55,852,798	39,824,425	(115,512)	(51,443)	(166,955)	(245,882)
Stocks	1,876,194	5,208	(9,164)	6,903	(2,261)	(5,209)
Other	72,113	226,049	(19,486)	15,246	(4,240)	(21,448)
Other derivative financial
instruments (*)	7,109,977	5,197,236	(215,476)	(8,674)	(224,150)	3,084
Assets position	1,497,080	4,190,549	85,908	(1,693)	84,215	82,261
Liabilities position	5,612,897	1,006,687	(301,384)	(6,981)	(308,365)	(79,177)

		Assets	1,823,873	66,549	1,890,422	1,388,892
		Liabilities	(3,845,641)	(508,887)	(4,354,528)	(3,345,177)

_______________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

Unibanco
September 30, 2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	17,883,195	40,527,500	27,316,881	2,496,678	88,224,254
Swap contracts	5,938,028	4,325,000	3,471,347	3,381,008	17,115,383
Third curve swap contracts	1,403,995	919,381	169,113	52,616	2,545,105
Forward contracts	1,924,253	2,237,450	489,628	130,924	4,782,255
Option contracts
Purchased position	14,321,500	97,541,389	29,808,200	-	141,671,089
Sale position	16,057,004	91,418,313	15,993,213	-	123,468,530
Other financial instruments
derivative	7,252,376	2,681,023	145,548	124,119	10,203,066

Unibanco Consolidated
September 30, 2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	18,032,370	41,195,551	28,198,556	2,530,384	89,956,861
Swap contracts	5,910,948	4,336,397	3,496,779	3,564,897	17,309,021
Third curve swap contracts	1,403,994	919,381	169,113	52,617	2,545,105
Forward contracts	1,706,740	2,273,910	489,628	130,924	4,601,202
Option contracts
Purchased position	14,321,500	97,541,389	29,808,200	-	141,671,089
Sale position	16,057,005	91,418,313	15,993,213	1,873,932	125,342,463
Other financial instruments
derivative	4,974,889	1,865,421	145,548	124,119	7,109,977

(iii) Nominal value by trade location:

Unibanco
			September 30, 2007
Contracts	BM&F	CETIP / Over the counter (1)	Bovespa	Total
Future contracts	88,224,254	-	-	88,224,254
Swap contracts	4,878,347	12,237,036	-	17,115,383
Third curve swap contracts	-	2,545,105	-	2,545,105
Forward contracts	-	4,777,423	4,832	4,782,255
Option contracts
Purchased position	139,960,203	1,628,811	82,075	141,671,089
Sale position	122,103,293	1,282,710	82,527	123,468,530
Other financial instruments
derivative	-	10,203,066	-	10,203,066

			Unibanco Consolidated
			September 30, 2007
Contracts	BM&F	CETIP / Over the counter (1)	Bovespa	Total
Future contracts	89,956,861	-	-	89,956,861
Swap contracts	4,916,621	12,392,400	-	17,309,021
Third curve swap contracts	-	2,545,105	-	2,545,105
Forward contracts	-	4,512,429	88,773	4,601,202
Option contracts
Purchased position	139,960,204	1,628,811	82,074	141,671,089
Sale position	122,103,293	3,156,643	82,527	125,342,463
Other financial instruments
derivative	-	7,109,977	-	7,109,977

________________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$1,492 in Unibanco and R$96,637 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco
				September 30, 2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	240,455	112,585	265,976	223,527	842,543
Third curve swap contracts	43,561	15,636	2,290	1,007	62,494
Forward contracts	234,983	27,424	504	130	263,041
Option contracts	265,509	205,736	129,287	-	600,532
Other financial instruments
derivative	129,239	61,227	3,162	2,166	195,794
Total	913,747	422,608	401,219	226,830	1,964,404

Liabilities
Swap contracts	(2,003,269)	(168,747)	(56,568)	(40,930)	(2,269,514)
Third curve swap contracts	(144,455)	(59,351)	-	-	(203,806)
Forward contracts	(566,330)	-	-	-	(566,330)
Option contracts	(263,285)	(299,449)	(81,598)	(343,663)	(987,995)
Other financial instruments
derivative	(227,599)	(77,897)	(2,869)	-	(308,365)
Total	(3,204,938)	(605,444)	(141,035)	(384,593)	(4,336,010)

					Unibanco Consolidated
				September 30, 2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	238,976	113,162	276,371	223,527	852,036
Third curve swap contracts	43,561	15,636	2,290	1,007	62,494
Forward contracts	226,668	63,843	504	130	291,145
Option contracts	265,509	205,736	129,287	-	600,532
Other financial instruments
derivative	61,485	17,402	5,328	-	84,215
Total	836,199	415,779	413,780	224,664	1,890,422

Liabilities
Swap contracts	(2,003,270)	(168,942)	(56,568)	(41,481)	(2,270,261)
Third curve swap contracts	(144,454)	(59,351)	-	-	(203,805)
Forward contracts	(584,103)	-	-	-	(584,103)
Option contracts	(263,284)	(299,449)	(81,598)	(343,663)	(987,994)
Other financial instruments
derivative	(227,599)	(77,897)	(2,869)	-	(308,365)
Total	(3,222,710)	(605,639)	(141,035)	(385,144)	(4,354,528)

(v) Hedge Account

(a) On September 30, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$22,679,858 in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$878,118 in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$104,443 in Unibanco and Unibanco Consolidated. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, asset operations (credit portfolio and debentures) with interbank interest rate (CDI) variations and funding and /or assets instruments with exchange variance. These contracts presented for the quarter, a loss net of applicable taxes and minority interest, in the amount of R$71,720 in Unibanco and R$71,712 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,537,550 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
By type
Discounted loans and notes	22,228,004	20,508,780	23,487,417	21,475,906
Financing	11,938,392	11,292,182	13,702,188	13,197,780
Agricultural	1,534,822	1,488,314	1,534,822	1,488,314
Real estate loans	1,625,066	1,581,173	1,630,027	1,585,682
Credit card	-	-	4,804,610	4,616,119
Total lending operations	37,326,284	34,870,449	45,159,064	42,363,801

Leasing operations	567,319	109,398	4,840,992	3,367,266
Advances on exchange contracts (1)	1,791,816	1,625,148	1,791,816	1,625,148
Total leasing operations and
advances on exchange contracts	2,359,135	1,734,546	6,632,808	4,992,414

Guarantees honored	37,845	37,772	37,845	37,772
Other receivables (2)	344,640	536,333	4,072,034	4,250,194
Total other credits	382,485	574,105	4,109,879	4,287,966

Total risk	40,067,904	37,179,100	55,901,751	51,644,181

By maturity
Past-due for more than 15 days (Note 6 (d))	717,322	746,068	2,074,094	2,115,106
Falling due:
Less than 3 months (3)	12,618,304	11,076,197	20,259,203	18,385,798
Between 3 months and 1 year	11,075,877	10,800,840	14,662,228	14,031,524
Between 1 and 3 years	10,141,264	9,400,124	12,721,987	11,483,171
More than 3 years	5,515,137	5,155,871	6,184,239	5,628,582
Total risk	40,067,904	37,179,100	55,901,751	51,644,181

_____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))

(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).

(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco
	September 30, 2007		June 30, 2007
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	14,473,481	36.1	13,408,460	36.1
Retailers	5,644,925	14.1	5,996,418	16.1
Financial service	4,412,009	11.0	3,198,784	8.6
Residential construction loans	622,764	1.6	610,597	1.6
Other services	6,893,405	17.2	5,961,875	16.0
Agriculture, livestock, forestry
and fishing	1,122,045	2.8	1,090,469	2.9
Individual	6,899,275	17.2	6,912,497	18.7
Total	40,067,904	100.0	37,179,100	100.0

			Unibanco Consolidated
	September 30, 2007		June 30, 2007
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	14,943,204	26.8	13,856,212	26.8
Retailers	6,078,533	10.8	6,428,230	12.5
Financial service	4,437,561	7.9	3,209,374	6.2
Residential construction loans	637,808	1.2	628,044	1.2
Other services	8,579,004	15.3	7,832,597	15.2
Agriculture, livestock, forestry
and fishing	1,122,045	2.0	1,090,469	2.1
Individual	20,103,596	36.0	18,599,255	36.0
Total	55,901,751	100.0	51,644,181	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco
	September 30, 2007		June 30, 2007
Largest clients	Value	% total	Value	% total
10 largest clients	5,011,777	12.5	4,444,354	11.9
50 next largest clients	6,903,167	17.2	7,128,160	19.2
100 next largest clients	5,699,981	14.2	5,415,682	14.6
Other clients	22,452,979	56.1	20,190,904	54.3
Total	40,067,904	100.0	37,179,100	100.0

	Unibanco Consolidated
	September 30, 2007		June 30, 2007
Largest clients	Value	% total	Value	% total
10 largest clients	5,011,777	9.0	4,444,354	8.6
50 next largest clients	6,903,167	12.3	7,128,160	13.8
100 next largest clients	5,699,981	10.2	5,415,682	10.5
Other clients	38,286,826	68.5	34,655,985	67.1
Total	55,901,751	100.0	51,644,181	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco
		September 30, 2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	19,195,827	-	-	19,195,827	47.9	18,889
A	0.5	14,712,581	-	-	14,712,581	36.7	80,313
B	1.0	3,538,652	169,595	67,065	3,775,312	9.4	49,022
C	3.0	867,892	178,565	59,517	1,105,974	2.8	36,318
D	10.0	87,914	141,642	51,291	280,847	0.7	236,001
E	30.0	40,174	72,999	48,553	161,726	0.4	161,726
F	50.0	17,780	70,770	56,421	144,971	0.4	144,971
G	70.0	9,873	44,752	41,199	95,824	0.2	95,824
H	100.0	35,484	166,082	393,276	594,842	1.5	594,842
Total		38,506,177	844,405	717,322	40,067,904	100.0	1,417,906
% of total risk							3.5%

		Unibanco
		June 30, 2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	17,799,769	-	-	17,799,769	47.9	16,491
A	0.5	13,317,190	-	-	13,317,190	35.8	72,898
B	1.0	3,318,548	217,992	62,247	3,598,787	9.7	44,770
C	3.0	925,806	202,768	64,665	1,193,239	3.2	43,959
D	10.0	84,285	113,846	53,853	251,984	0.7	251,984
E	30.0	30,206	61,991	44,490	136,687	0.4	136,687
F	50.0	17,563	60,018	53,984	131,565	0.4	131,565
G	70.0	9,635	46,682	48,729	105,046	0.3	105,046
H	100.0	30,991	195,742	418,100	644,833	1.7	644,833
Total		35,533,993	899,039	746,068	37,179,100	100.0	1,448,233
% of total risk							3.9%

		Unibanco Consolidated
		September 30, 2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	23,953,993	-	-	23,953,993	42.9	18,957
A	0.5	22,943,551	-	-	22,943,551	41.0	123,021
B	1.0	3,663,196	341,207	202,429	4,206,832	7.5	54,896
C	3.0	1,482,602	325,409	222,698	2,030,709	3.6	69,127
D	10.0	135,362	210,933	178,646	524,941	0.9	298,730
E	30.0	75,941	117,622	167,806	361,369	0.6	298,042
F	50.0	44,499	100,166	159,007	303,672	0.5	298,773
G	70.0	31,722	70,007	149,563	251,292	0.4	248,529
H	100.0	89,865	241,582	993,945	1,325,392	2.4	1,325,392
Total		52,420,731	1,406,926	2,074,094	55,901,751	100.0	2,735,467
% of total risk							4.9%

		Unibanco Consolidated
		June 30, 2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%

__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e)  The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$653,645 (June 30, 2007 - R$643,462) in Unibanco and R$1,005,855 (June 30, 2007 - R$1,017,043) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2007	30, 2007
Balance at the beginning of the period	1,448,233	1,620,875	2,702,303	2,666,439
Increases	239,763	648,942	560,130	1,629,172
Loan charge-offs	(270,090)	(851,911)	(526,966)	(1,560,144)
Balance at the end of the period	1,417,906	1,417,906	2,735,467	2,735,467

Loan recoveries (1)	31,337	76,722	58,881	164,848

________________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Assets - Other credits
Unsettled exchange purchases	3,592,880	4,394,997	3,592,880	4,394,997
Rights on foreign exchange sold	2,004,413	3,129,462	2,004,413	3,129,462
(-) Received advances	(98,786)	(209,646)	(98,786)	(209,646)
Income receivable from advances on exchange
contracts	29,975	23,740	29,975	23,740
Total	5,528,482	7,338,553	5,528,482	7,338,553

Liabilities - Other liabilities
Unsettled exchange sales	1,951,075	3,050,868	1,951,075	3,050,868
Obligations for foreign exchange purchased	3,774,122	4,606,690	3,774,122	4,606,690
(-) Advances on exchange contracts	(1,791,816)	(1,625,148)	(1,791,816)	(1,625,148)
Other	512	1,052	512	1,052
Total	3,933,893	6,033,462	3,933,893	6,033,462

Off-balance sheet
Import credits outstanding	143,805	155,296	158,554	163,023
Confirmed export credits	10,882	8,510	10,882	8,510

(b) Statement of income

	Unibanco
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Income from foreign exchange transactions	1,951,334	3,748,559	472,946	2,052,500
Expenses from foreign exchange transactions	(2,051,775)	(3,689,717)	(409,835)	(2,083,414)
Net gain on foreign exchange transactions	(100,441)	58,842	63,111	(30,914)

	Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Income from foreign exchange transactions	2,138,253	4,045,167	530,229	2,280,086
Expenses from foreign exchange transactions	(2,094,491)	(3,838,449)	(466,593)	(2,309,694)
Net gain on foreign exchange transactions	43,762	206,718	63,636	(29,608)

8. Other Credits - Sundry

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Deferred taxes	1,870,297	1,947,317	3,326,819	3,424,605
Insurance premium	-	-	1,441,354	1,478,279
Receivables from credit card operations	-	-	2,739,111	2,621,368
Escrow deposits for civil and labor suits (1)	809,446	794,979	2,060,233	2,061,123
Notes and credits receivable	374,826	570,804	402,183	607,488
Pending settlement values	261,546	-	261,546	-
Prepaid taxes	258,218	352,922	1,076,027	792,403
Accounts receivable from Temporary Special
Administration Regime	246,699	240,136	246,699	240,136
Salary advances and other	121,172	102,488	126,129	111,894
Receivables from purchase of assets	8,869	9,402	49,259	53,411
Other	1,013,135	990,368	728,062	678,420
Total	4,964,208	5,008,416	12,457,422	12,069,127
Current	2,488,064	2,374,684	7,503,892	6,979,079
Long-term	2,476,144	2,633,732	4,953,530	5,090,048

________________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Commissions on debt placements and products	299,743	221,810	541,820	467,039
Exclusiving contracts for banking services	195,128	191,291	452,585	458,917
Advance of private pensions sponsor contributions	202,920	204,956	210,377	212,975
Others	104,309	104,935	135,676	130,542
Total	802,100	722,992	1,340,458	1,269,473
Current	277,539	261,544	488,364	610,809
Long-term	524,561	461,448	852,094	658,664

10. Foreign Branches

As mentioned in Note 2, the quarterly information of foreign branches (Grand Cayman and Nassau (2006)) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	September 30, 2007		June 30, 2007
	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	6,874,192	12,640,951	5,653,110	10,889,020
Long-term assets	3,405,700	6,262,742	3,129,582	6,028,201
Permanent assets	67,013	123,230	66,834	128,736
Total assets	10,346,905	19,026,923	8,849,526	17,045,957

Current liabilities	7,171,905	13,188,416	5,869,734	11,306,281
Long-term liabilities	2,695,115	4,956,047	2,540,770	4,894,031
Deferred income	1	1	4	7
Branch equity	479,884	882,459	439,018	845,638
Total liabilities	10,346,905	19,026,923	8,849,526	17,045,957

	Quarter ended		Nine-month ended
	September 30,		September 30,
	US$	R$	US$	R$
	thousand	thousand	thousand	thousand

Net income for the period (2007)	52,583	96,695	68,380	125,744
Net income for the period (2006)	54,902	119,368	139,272	302,805

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$165,236 (Nine-month ended September 30, 2007 – R$526,742) in Unibanco and in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares				Adjusted stockholders equity					Equity in results
	or quotas							Adjusted net income (7)		Adjustments (1)
	(in thousands)							Quarter ended September 30, 2007	Nine-month ended September 30, 2007	Quarter ended September 30, 2007	Nine-month ended September 30, 2007
	direct and indirect		Percentage holding (%)			Investment amount
	Common	Preferred	Unibanco	Unibanco Consolidated		September 30, 2007	June 30, 2007
Investments of Unibanco
Subsidiary companies
Dibens Leasing S.A. – Arrendamento Mercantil (3) e (4)	356,579	-	99.999	99.999	3,703,182	3,703,181	2,944,242	59,328	241,908	59,328	241,908
Unipart Participações Internacionais Ltd.(2)	5,849	-	100.000	100.000	2,768,852	2,768,852	2,953,210	(57,425)	119,766	(57,425)	119,766
Banco Fininvest S.A.	8	2	99.991	100.000	1,537,731	1,537,731	1,516,903	20,816	76,556	20,816	76,556
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	100.000	1,278,904	1,278,904	1,196,606	82,304	189,386	82,304	189,386
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,616,382	806,609	776,086	63,559	211,234	32,114	105,735
Banco Dibens S.A.	20,085,509	-	99.999	100.000	492,063	492,063	482,099	11,630	28,890	11,630	28,890
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	459,967	459,967	441,753	18,851	62,967	18,851	62,967
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	285,035	281,416	274,386	6,487	17,366	6,487	17,366
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	174,899	174,899	125,593	9,312	25,708	9,312	25,708
Interbanco S.A.	24,455	-	99.996	99.999	140,888	140,887	162,119	17,126	51,521	17,126	51,521
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	92,035	46,017	43,457	2,200	11,276	1,100	5,638
Other						487,808	442,887			49,973	208,650
Jointly controlled companies (i)
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49.997	49.997	189,248	94,618	88,819	11,599	48,086	5,799	23,996
Maxfácil Participações	11	-	49.986	49.986	185,371	92,660	90,958	3,404	10,335	1,701	5,165
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	50.000	20,927	10,463	9,690	1,547	3,605	773	2,013
Other						26,440	38,777			2,748	46,054
Total						12,402,515	11,587,585			262,637	1,211,319

Investment of Unibanco Consolidated
Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,876,240	209,501	200,570	71,968	221,539	8,036	24,737
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	92,035	46,017	43,457	2,200	11,276	1,100	5,638
Other						13,048	12,158			867	957
Total						268,566	256,185			10,003	31,332

					Adjusted net income (7)
	Number of shares or quotas			Adjusted	Quarter ended	Nine-month
Main direct, indirect and jointly controlled subsidiary	(in thousands)		Percentage	stockholders	September	ended September
companies invested by:	Common	Preferred	Holding (%)	equity	30, 2007	30, 2007
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	889,915	32,400	58,827
Unibanco Cayman Bank Ltd.	26,340	-	100.000	706,911	18,086	109,004
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	146,208	3,584	8,736
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	41,008	10,396	32,093

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	310,488	9,784	35,806
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	55,818	2,660	11,521
IRB – Brasil Resseguros S.A.	-	112	11.166	1,876,240	71,968	221,539

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	48,723	(114)	12,573

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	889,915	32,400	58,827

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (5) and (6)	8,883	6,218	51.000	2,082,424	1,193,578	1,197,967
Redecard S.A.	156,201	-	23.211	663,945	315,194	497,578
Fininvest Negócios de Varejo Ltda.	119,778,693	-	99.993	1,197,633	5,773	14,617

______________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly due to the unrealized gains in respect of transactions with other related party companies, unrealized which are being recognized in accordance with the amortization of goodwill; alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On September 30, 2007, the capital is represented by 5,848,786 shares, totally paid by Unibanco.

(3) The Extraordinary Shareholders’ Meetings held in March 2007 and June 2007, respectively, approved the increase in capital, in the amount of R$1,200,008, represented by 275,492,506 common shares. The Brazilian Central Bank approved the increase in the capital in April and July 2007.

(4) The Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of Serasa at the price of R$925.78 per share. The payment of this transaction occurred in June 2007. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital. See Note 24.

(5) In accordance with the Company Announcement in June 28th, 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.10% of the UPS total capital. The UPS has the business purpose the participation on Unibanco’s non-financial subsidiaries

(6) In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion. See Note 24.

(7) Considering non-recurring events, the results of the companies is as follows:

Nine-month ended
September 30,
2007
Unipart Participações Internacionais Ltd.	90,096
Dibens Leasing S.A. – Arrendamento Mercantil (1)	2,165,351
Banco Fininvest S.A.	30,380
Unicard Banco Múltiplo S.A.	90,376
Banco Dibens S.A.	14,167
Unibanco Companhia de Capitalização	62,939
Banco Único S.A.	14,745
Hipercard Banco Múltiplo S.A.	58,826

______________________
(1) The results of the third quarter of 2007, considering non-recurring events is R$758,948.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized		Amortization
			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September 30,	June 30,	September	September	September	September
	2007	2007	30, 2007	30, 2007	30, 2006	30, 2006
Fininvest	-	-	-	-	273,272	291,604
Hipercard	117,503	138,239	20,736	62,208	120,133	141,333
Hipercard Investimentos	119,442	128,400	8,958	26,874	16,423	23,888
Maxfácil (1)	66,983	71,258	4,275	12,826	1,425	1,425
Other	107,534	118,387	10,853	34,643	85,910	103,870
Total	411,462	456,284	44,822	136,551	497,163	562,120

Amortization of period (Note 18 (b))					33,370	98,327
Accelerated amortization of goodwill					463,793	463,793

____________________
(1) During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Deposits and Resources from Securities Issued

The deposits are presented considering: demand deposits, saving deposits, interbank deposits and time deposits.

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.5% (June 30, 2007 – 12.55%) per annum, and are payable up to October 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to July 2012.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to June 2016.

Debentures pledge schedules are restated, bearing interest up to 101.20% of interbank interest rate with maturity up to September 2012.

Deposits and resources presented above, comprise the contract condition and maturity, but can be redeemed prior to contractual maturity.

(d) The euronotes in the amount of R$6,159,839 (June 30, 2007 – R$6,172,321) in Unibanco and R$1,292,454 (June 30, 2007 – R$1,246,196) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 8.43% (June 30, 2007 – 8.45%) per annum in Unibanco and 3.99% (June 30, 2007 – 3.86%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$16,503 (June 30, 2007 - R$17,617) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% (June 30, 2007 – 5.29%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.45% (June 30, 2007 – 5.29%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

The provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. On September 30, 2007 and 2006 were registered as results from non-recurring events in the amount of R$242,602 and R$24,882, respectively.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The provisioned amount represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. Were registered as results from non-recurring events in the amount of R$182,688.

Tax claims, which are considered legal liabilities based on Deliberation CVM n° 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On September 30, 2007, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,727,499 and R$2,663,992 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,122,268 in Unibanco and R$1,487,076 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$372,312 in Unibanco and R$444,833 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$140,079 in Unibanco Consolidated. Registered as results from non-recurring events the amount of R$274,042 (2006 – R$83,065).

On September 30, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly related to tax, net of tax effects, represent the amount of R$885,417 in Unibanco Consolidated, in which we discuss:

(i)	Deductibility of losses on credits receivables in the amount of R$164,776;
(ii)	Deductibility of goodwill on investments acquisitions in the amount of R$153,737;
(iii)	Collection of CPMF on leasing transactions in the amount of R$136,279;
(iv)	Social security contribution on non remunerated earnings in the amount of R$92,504;
(v)	Profit from foreign country taxation criteria in the amount of R$74,307; and
(vi)	ISS taxation on leasing operations in the amount of R$22,572.

Provisions recorded and their movements in the quarter ended September 30, 2007, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation (1)	1,727,499	2,663,992
Labor litigation (2)	552,641	766,637
Civil litigation (2)	428,283	641,979
Total	2,708,423	4,072,608

______________________
(1) Provision for tax contingencies
(2) Others (Note 15 (c))

	Unibanco		Unibanco Consolidated
	Quarter ended	Nine-month ended	Quarter ended	Nine-month ended
	September 30,	September 30,	September 30,	September 30,
Movements in the period	2007	2007	2007	2007
Balance at the beginning of the period	2,462,427	1,552,689	3,816,349	2,898,635
Increases	271,841	1,332,485	345,731	1,810,681
Releases	(2,080)	(2,080)	(16,656)	(305,807)
Interest/Monetary adjustment	34,498	88,960	44,818	147,695
Payments	(58,263)	(263,631)	(117,634)	(478,596)
Balance at the end of the period	2,708,423	2,708,423	4,072,608	4,072,608

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total
	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007	2007	2007	2007	2007
Provision for unearned premiums	1,101,770	1,131,926	-	-	-	-	1,101,770	1,131,926
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	170,500	214,161	1,297	1,237	-	-	171,797	215,398
Mathematical provision
benefits to be granted	540,644	476,499	6,521,342	6,267,838	-	-	7,061,986	6,744,337
Mathematical provision
for benefits granted	5,937	5,739	421,613	412,398	-	-	427,550	418,137
Unsettled claims	479,021	413,817	8,524	10,233	-	-	487,545	424,050
Provision for draws
and redemptions	-	-	-	-	689,239	657,533	689,239	657,533
Other provisions	4,522	4,471	243,323	234,864	4,465	2,870	252,310	242,205
Total of technical provisions	2,302,394	2,246,613	7,196,099	6,926,570	693,704	660,403	10,192,197	9,833,586
Short-term	2,300,805	2,245,095	6,575,480	4,940,954	693,704	660,403	9,569,989	7,846,452
Long-term	1,589	1,518	620,619	1,985,616	-	-	622,208	1,987,134

(b) Subordinated debt

				Unibanco		Unibanco Consolidated
			Remuneration	September 30,	June 30,	September 30,	June 30,
	Issue	Maturity	per annum	2007	2007	2007	2007
Step-up subordinated
callable notes (1)	December 2003	December 2013	7.375%	375,529	386,259	362,978	371,935
Line of credit (2)	December 2004	December 2009	4.740%	281,447	289,405	281,447	289,405
Perpetual Non-
cumulative Junior
Subordinated
Securities (3)	July 2005	Indeterminated	8.700%	933,227	977,530	933,227	977,530
Subordinated time
deposits (4)	December 2002	December 2012	102,25% of CDI	482,511	469,054	482,511	469,054
Subordinated time
deposits (4)	November 2003	November 2013	102% of CDI	71,128	69,143	71,128	69,143
Subordinated time
deposits (5)	December 2006	December 2016	CDI + 0,47%	547,748	531,752	547,748	531,752
Subordinated time
deposits (6)	May 2007	May 2012	103,9% of CDI	1,467,319	1,426,042	1,467,319	1,426,042
Subordinated time
deposits (6)	July 2007	July 2012	CDI + 0,38%	432,511	-	432,511	-
Subordinated time
deposits (6)	August 2007	August 2012	CDI + 0,38%	203,427	-	203,427	-
Subordinated time
deposits (6)	August 2007	August 2014	CDI + 0,46%	50,863	-	50,863	-

Total				4,845,710	4,149,185	4,833,159	4,134,861
Short-term				27,375	16,183	27,108	16,136
Long-term				4,818,335	4,133,002	4,806,051	4,118,725
_____________________
(1)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4)	Subordinated time deposits can be redeemed from December 2007 and November 2008, respectively.
(5)	Subordinated time deposits can be redeemed from December 2011.
(6)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Technical provisions for insurance and retirement plans	-	-	10,192,197	9,833,586
Payable to merchants – credit card	-	-	3,670,815	3,318,900
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,653,809	1,758,038	1,653,809	1,758,038
Provision for labor and civil litigation (Note 14)	980,924	953,334	1,408,616	1,385,960
Payable related to insurance companies	-	-	673,472	744,250
Provisions for payroll and administrative
expenses	613,196	581,393	728,607	674,072
Credit on the release of real estate financing	51,928	26,892	51,928	26,892
Other	134,570	120,610	720,519	584,985
Total	3,434,427	3,440,267	19,099,963	18,326,683
Short-term	754,615	795,517	15,264,795	13,168,297
Long-term	2,679,812	2,644,750	3,835,168	5,158,386

___________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$899,347 thousand (June 30, 2007 – US$912,697 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended September 30, 2007, the company sponsor contributions totaled R$7,871 (Nine-month ended September 30, 2007 – R$19,018) in Unibanco and R$8,460 (Nine-month ended September 30, 2007 – R$21,005) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquirer Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to September 30, 2007, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity
N°	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,725,487	4,447,059	203,454
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	425,500	-	134,500
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	233,334	400,000	66,666
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	1,067,526	1,244,000	1,152,474
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,368,402	2,038,655	1,818,943
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.429	1,560,000	100,000	20,000.00	1,440,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.732	8,440,000	-	1,233,332	7,206,668
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10.230	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11.078	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16.187	630,000	-	80,000.00	550,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18.442	500,000	-	-	500,000
TOTAL					37,232,240	12,605,663	10,079,046	14,547,531

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received in September 2007 the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity
Date	shareholders	period until	Granted	Not exercised
3rd quarter 2007	50	09.03.2012	1,213,904	1,213,904

Total	50		1,213,904	1,213,904

The exercise price of these bonus units is linked to the achievement of the executive commitment and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2007			June 30, 2007
	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,289,042,156	7,397,316	1,296,439,472	1,296,439,472
Total	2,800,358,492	7,397,316	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On September 30, 2007, the market value of Units is R$24.29.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the third quarter of 2007, R$361,893 of interest on own capital was recognized, calculated in accordance with article 9° of Law no. 9.249/95 with tax benefit from deductible was R$123,044. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In July 2007, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$360,000 comprising R$113,869 related to the third quarter of 2007 and a complement to the interest on capital related to the six-month ended on June 30, 2007 in the amount of R$246,131, amounting to R$0.1227 (R$0.1043 net of applicable tax) per common share and R$0.1350 (R$0.1148 net of applicable tax) per preferred share. The payment was realized on July 31, 2007.

The Units had interest on capital of R$0.2400 (R$0.2040 net of applicable tax) being R$0.1050 (R$0.0892 net of applicable tax) from Unibanco Holdings and R$0.1350 (R$0.1148 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4002 (R$2.0402 net of applicable tax).

In October 2007, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$193,278 comprising R$113,713 related to the third quarter of 2007 and a complement to the interest on capital related to the six-month ended on June 30, 2007 in the amount of R$79,565, amounting to R$0.0660 (R$0.0561 net of applicable tax) per common share and R$0.0726 (R$0.0617 net of applicable tax) per preferred share. The payment was realized on October 31, 2007.

The Units had interest on capital of R$0.1301 (R$0.1106 net of applicable tax) being R$0.0575 (R$0.0489 net of applicable tax) from Unibanco Holdings and R$0.0726 (R$0.0617 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.3008 (R$1.1057 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	September 30,	June 30,
	2007	2007
Legal reserve	641,612	641,612
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	1,998,000	2,017,335
ii) Special dividends reserve	63,898	63,898
Total	2,703,510	2,722,845

(e) Treasury stock

On August 8, 2007, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition up to 20,000,000, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

During the quarter ended September 30, 2007, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting in October, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	September 30, 2007		June 30, 2007
	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the period	4,089,060	28,346	5,190,280	33,055
Conversion of own stocks	1,654,128	14,885	(550,610)	(4,762)
Sale of own stocks	(2,299,354)	(22,470)	(1,229,970)	(3,425)
Repurchase	3,953,482	45,123	679,360	3,478
Balance at the end of the period	7,397,316	65,884	4,089,060	28,346

The average cost was R$22.44 per repurchased Units, and the minimum and maximum price per share were R$19.97 and R$24.16, respectively.

(f) Prior year adjustments

The effects of prior year adjustments, net of applicable taxes, are related, principally, to the calculation of income from derivative instruments.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Gain on IPO of Redecard, net of
minority interest effect	679,774	679,774	-	-
Changes in the investments of UPS
subsidiary (Note 11 (a) (5))	-	679,118	-	-
Sale of portion of investment in
Serasa (Note 11 (a) (4))	-	284,725	-	-
Tax provision (Note 14)	(127,595)	(274,042)	(83,065)	(83,065)
Labor provision (Note 14)	-	(242,602)	(24,882)	(24,882)
Civil provision (Note 14)	-	(182,688)	-	-
Other provisions (2)	(19,800)	(161,506)	-	-
Accelerated amortization of goodwill (Note 11 (b))	-	-	(306,047)	(306,047)
Provision for credit losses	-	(47,000)	(49,500)	(49,500)
Minority interest	-	-	4,165	4,165
Dividends/retained earnings received from
other investments	3,104	4,875	82,905	97,905
Other	12,793	14,432	7,085	69,221
Total	548,276	755,086	(369,339)	(292,203)

	Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Insurance, annuity products and retirement plans premiums	1,091,665	3,661,133	947,046	3,045,973
Gain on IPO of Redecard, net of
minority interest effect	679,774	679,774	-	-
Changes in the investments of UPS
subsidiary (Note 11 (a) (5))	-	679,118	-	-
Sale of portion of investment in
Serasa (Note 11 (a) (4))	-	284,725	-	-
Financial results from insurance, pension plans and annuity products	324,751	920,225	252,822	811,949
Tax provision	(127,595)	(274,042)	(83,065)	(83,065)
Labor provision	-	(242,602)	(24,882)	(24,882)
Civil provision	-	(182,688)	-	-
Other provision	(19,800)	(161,506)	-	-
Accelerated amortization of goodwill (Note 11 (b))	-	-	(306,047)	(306,047)
Provision for credit losses	-	(47,000)	(49,500)	(49,500)
Minority interest	-	-	4,165	4,165
Dividends/retained earnings received from
other investments	15,056	69,887	90,059	126,897
Other	24,932	65,404	9,110	76,560
Total	1,988,783	5,452,428	839,708	3,602,050

(b) Other operating expenses

	Unibanco
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Foreign branches’ and subsidiary
companies’ exchange loss	165,236	526,742	(16,741)	49,152
Provision for labor and civil litigations	81,876	196,738	126,487	319,572
Expense related to checks and billing, net	63,700	184,830	52,802	142,939
Amortization of goodwill on subsidiaries acquired	5,394	16,182	28,788	56,800
Other	29,143	245,866	47,788	142,098
Total	345,349	1,170,358	239,124	710,561

	Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Foreign branches’ and subsidiary
companies’ exchange loss	165,236	526,742	(16,741)	49,152
Changes in technical provision for insurance, annuity products and retirement plans	221,915	1,129,407	248,578	1,016,599
Insurance claims	319,585	925,056	257,102	767,448
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	233,196	647,832	183,677	565,682
Insurance and private retirement plans selling and other expenses	225,606	590,002	134,648	336,569
Private retirement plans benefits expenses	140,877	444,836	132,150	478,924
Credit card selling expenses	59,614	185,860	71,730	215,601
Provision for labor and civil litigations	125,947	409,683	205,377	351,407
Expense related to checks and billing, net	79,747	220,592	60,451	166,630
Amortization of goodwill on subsidiaries acquired	44,822	136,551	33,370	98,327
Other	202,867	414,061	166,857	387,314
Total	1,819,412	5,630,622	1,477,199	4,433,653

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

	Unibanco
	June 30,			September 30,
	2007	Increase	Realization	2007
Allowance for credit losses	439,713	81,417	59,005	462,125
Other provisions not currently deductible	1,226,959	-	139,721	1,087,238
Tax loss and negative basis of social
contribution carry-forwards	10,209	41,511	-	51,720
Social contribution carry-forwards
(Provisional Measure 2158-35)	230,897	6,278	-	237,175
Subtotal	1,907,778	129,206	198,726	1,838,258
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	39,539	-	7,500	32,039
Net deferred tax assets	1,947,317	129,206	206,226	1,870,297
Deferred tax assets	1,947,317			1,870,297

	Unibanco
	December 31,			September 30,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	216,217	163,098	462,125
Other provisions not currently deductible	558,182	960,009	430,953	1,087,238
Tax loss and negative basis of social
contribution carry-forwards	95,910	-	44,190	51,720
Social contribution carry-forwards
(Provisional Measure 2158-35)	254,654	-	17,479	237,175
Subtotal	1,317,752	1,176,226	655,720	1,838,258
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	65,205	-	33,166	32,039
Net deferred tax assets	1,382,957	1,176,226	688,886	1,870,297
Deferred tax assets	1,382,957			1,870,297

			Unibanco Consolidated
	June 30,			September 30,
	2007	Increase	Realization	2007
Allowance for credit losses	797,399	112,803	83,802	826,400
Other provisions not currently deductible	1,782,950	-	149,874	1,633,076
Tax loss and negative basis of social
contribution carry-forwards	386,557	23,988	-	410,545
Social contribution carry-forwards
(Provisional Measure 2158-35)	419,400	5,036	-	424,436
Subtotal	3,386,306	141,827	233,676	3,294,457
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	38,299	229	6,166	32,362
Deferred tax obligations	(194,369)	(13,594)	(411)	(207,552)
Net deferred tax assets	3,230,236	128,462	239,431	3,119,267
Deferred tax assets	3,424,605			3,326,819
Deferred tax liabilities	194,369			207,552

			Unibanco Consolidated
	December 31,			September 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	416,234	279,609	826,400
Other provisions not currently deductible	1,121,576	1,170,172	658,672	1,633,076
Tax loss and negative basis of social
contribution carry-forwards	519,989	20,160	129,604	410,545
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	26,831	424,436
Subtotal	2,782,607	1,606,566	1,094,716	3,294,457
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	560	33,125	32,362
Deferred tax obligations	(91,041)	(116,971)	(460)	(207,552)
Net deferred tax assets	2,756,493	1,490,155	1,127,381	3,119,267
Deferred tax assets	2,847,534			3,326,819
Deferred tax liabilities	91,041			207,552

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2007, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated
	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2007	2,345	209,247	211,592	18,843	335,634	354,477
2008	26,749	594,031	620,780	47,868	986,962	1,034,830
2009	43,828	152,256	196,084	67,375	370,638	438,013
2010	37,671	542,366	580,037	63,549	785,620	849,169
2011	48,084	38,717	86,801	71,812	204,591	276,403
2012 to 2020	78,498	64,466	142,964	154,989	186,576	341,565
Total	237,175	1,601,083	1,838,258	424,436	2,870,021	3,294,457

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,634,173 in Unibanco and R$2,899,560 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Income before income tax and social contribution,
net of non-recurring events and profit sharing	689,748	2,009,786	658,150	1,868,867
Income tax and social contribution expenses
at a rate of 25% and 9%	(234,514)	(683,327)	(223,771)	(635,415)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	46,531	173,703	38,451	192,455
Interest on capital paid, net	123,014	303,896	66,431	193,519
Permanent differences (net)	42,034	80,915	26,185	14,375
Income tax and social contribution for the period	(22,935)	(124,813)	(92,704)	(235,066)

	Unibanco Consolidated
	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Income before income tax and social contribution,
net of non-recurring events and profit sharing	890,938	2,625,007	753,415	2,232,221
Income tax and social contribution expenses
at a rate of 25% and 9%	(302,919)	(892,502)	(256,161)	(758,955)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(52,779)	(168,439)	10,100	(377)
Interest on capital paid , net	123,056	320,844	70,531	206,848
Permanent differences (net)	39,525	115,401	20,833	91,974
Income tax and social contribution for the period	(193,117)	(624,696)	(154,697)	(460,510)

20. Adjusted Net Income

	Unibanco	Unibanco Consolidated
	Quarter ended September 30, 2007
Net income	1,199,192	1,199,192
Adjustments to net income	(66,735)	133,296
Depreciation and amortization	58,110	89,030
Provision (reversal) of foreclosed assets	2,964	6,962
Provision for losses on investments	-	2,484
Equity in results of subsidiary and associated companies	(262,637)	(10,002)
Exchange gain on foreign investments	129,434	-
Amortization of goodwill on acquisition of subsidiary companies	5,394	44,822
Adjusted net income	1,132,457	1,332,488

21. Commitments and Guarantees

		Unibanco	Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Co-obligation and risks for guarantees
provided	12,328,128	10,605,721	12,362,537	10,558,265
Assets under management (mainly mutual
investment funds)	48,130,470	47,548,214	48,664,758	47,523,801
Lease commitments	-	-	10	12

22. Related-Party Transactions (Unibanco)

	September 30,	June 30,
	2007	2007
Assets
Cash and due from banks	72	461
Interbank investments	7,946,123	7,960,054
Marketable securities and derivative financial instruments (a)	15,001,410	14,507,371
Interbank accounts	73	8
Lending operations	10,951	20,048
Other credits
. Income receivable
Dividends and interest on capital	445,324	433,622
Negotiation and intermediation of securities	-	2,167
. Receivable accounts - subsidiary company	775,799	800,486

Liabilities
Deposits	18,344,981	16,342,742
Securities sold under repurchase agreements	6,047,188	3,922,275
Resources from securities issued
. Securities abroad	4,867,385	4,926,125
Interbank accounts	14,696	19,455
Borrowings	22,025	30,092
Derivative financial instruments	151	5,395
Other liabilities
Social and statutory	473,196	470,043
Subordinated debt	12,551	14,324
Sundry	57,878	33,878

_____________________
(a) Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$14,603,023 (June 30, 2007 - R$14,205,546).

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Revenues
Lending operations	134	1,699	2,967	8,980
Marketable securities	744,253	1,863,497	467,525	1,343,401
Derivative financial instruments	129,883	158,635	9,894	29,109
Services rendered	83,295	241,031	72,727	214,783
Other operating income	6	7	-	1,833

Expenses
Deposits and securities sold	634,933	1,787,335	371,298	903,440
Borrowings and onlendings	1,280	7,348	3,622	10,784
Salaries, benefits, training and social security	59	59	-	-
Other administrative expenses	13,865	35,653	11,635	34,473
Other operating expenses	20,691	34,137	2,640	8,928

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly information and their to fair values are as follows:

	Unibanco
	September 30, 2007		June 30, 2007
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	12,887,881	12,957,197	12,655,203	12,749,649
Marketable securities	27,129,356	27,265,540	31,079,337	31,206,693
Lending operations	35,978,451	36,105,674	33,472,654	33,797,090

Liabilities
Interbank deposits	14,688,204	14,688,205	14,684,332	14,684,337
Time deposits	22,781,956	22,816,452	21,231,370	21,267,881
Mortgage notes	75	75	151,121	151,121
Debentures	1,319,813	1,318,733	1,264,720	1,263,524
Real estate notes	755,151	755,071	778,240	778,366
Resources from securities issued abroad	6,176,342	6,178,492	6,189,938	6,191,871
Derivatives, net	2,371,606	2,371,606	1,958,307	1,958,307
Subordinated debt (Note 15(b))	4,845,710	4,874,764	4,149,185	4,206,701
Other liabilities (Note 15(c))	1,653,809	1,659,056	1,758,038	1,743,061
Treasury stocks	65,884	89,840	28,346	44,857

	Unibanco Consolidated
	September 30, 2007		June 30, 2007
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,914,247	5,972,674	5,624,876	5,703,185
Marketable securities	19,881,391	20,282,568	24,732,167	25,166,224
Lending operations	42,711,032	42,811,595	39,906,546	40,199,631

Liabilities
Interbank deposits	741,513	741,513	879,515	879,515
Time deposits	20,248,440	20,282,937	19,901,787	19,938,299
Mortgage notes	28,770	28,770	175,126	175,126
Debentures	2,046,250	2,045,170	1,970,955	1,969,759
Real estate notes	755,151	755,071	778,240	778,366
Resources from securities issued abroad	1,308,957	1,310,560	1,263,813	1,265,177
Derivatives, net	2,464,106	2,464,106	1,956,285	1,956,285
Subordinated debt (Note 15(b))	4,833,159	4,862,011	4,134,861	4,192,209
Other liabilities (Note 15(c))	1,653,809	1,659,056	1,758,038	1,743,061
Treasury stocks	65,884	89,840	28,346	44,857

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 28, 2007 on the São Paulo Stock Exchange.

24. Results from Non-recurring Events

	Unibanco and Unibanco Consolidated
	Quarter ended September 30, 2007			Nine-month ended September 30, 2007
	Operational	Non-recurring	Total (1)	Operational	Non-recurring	Total (1)
Changes in the investments of UPS
subsidiary (Note 11 (a) (5))	-	-	-	679,118	-	679,118
Sale of portion of investment in
Serasa (Note 11 (a) (4))	-	-	-	-	284,725	284,725
Gain on IPO of Redecard, net of
minority interest effect	-	679,774	679,774	-	679,774	679,774
Labor, civil, and tax provision (Note 14)	(127,595)	-	(127,595)	(699,332)	-	(699,332)
Provision for credit losses	-	-	-	(47,000)	-	(47,000)
Accelerated amortization of goodwill (Note 11 (b))	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-
Other provisions (2)	(19,800)	-	(19,800)	(161,506)	-	(161,506)
Results from non-recurring events	(147,395)	679,774	532,379	(228,720)	964,499	735,779

____________________
(1) The amounts are presented net of applicable taxes.

(2) Include, principally, provision for assets receivable from a financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

	Quarter	Nine-month
	ended	ended
	September	September
	30, 2007	30, 2007
Operating income before results from non-recurring events	1,023,131	3,006,657
Non-recurring events before tax effects	(75,235)	(636,941)
Operating income before after non-recurring events	947,896	2,369,716

25. Subsequent Event

In October 2007 Unibanco, through an Initial Public Offering, sold its total investment in of Bovespa Holding S.A (23,314,228 shares). The sale price was R$23.00 per share.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	5,848,786	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	239,244,367,903	100.000

04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,193,771	99.999

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	10,556	99.991

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	20,085,509,493	99.999

07	Dibens Leasing S.A. - Arrendamento Mercantil	65,654,303/0001-73	Leasing	Financial Instituituion	356,579,409	99.999

08	Interbanco S.A.	670,849	Bank	Financial Instituituion	24,456,000	99.996

09	UAM – Assessoria e Gestão de Investimentos Ltda.	59,608,174/0001-84	Service Render	Non-Financial Instituituion	16,400,000	99.999

10	Unibanco Serviços de Investimento Ltda.	66,180,076/0001-54	Service Render	Non-Financial Instituituion	100,000	99.999

11	Banco Único S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,536,793,648	100.000

12	Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A.	89,560,460/0001-88	Brokerage	Financial Instituituion	13,014,894	100.000

13	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Financial Instituituion	496,235,064	19.293

14	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Non- Financial Instituituion	22,000	49.986

15	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Non-Financial Instituituion	108,427,875	49.999

16	Companhia Hipotecária Unibanco Rodobens	02,868,100/0001-60	Mortgage Company	Financial Instituituion	12,109,432	50.000

17	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Financial Instituituion	190,580	49.997

18	UAM S.A. Distr.deTítulos e Val. Mobiliários	33,829,292/0001-29	Security Dealer	Financial Instituituion	13,714,000	100.000

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years
00.0.0.01.01.00	National Treasury Securities	-	3,295,661.87	1,026,419.82	2,653,964.79	913,806.71	398,733.04	1,028,324.48
00.0.0.01.07.00	Mortgage Notes	-	-	1,358.49	-	-	-	-
00.0.0.01.08.00	Debentures	-	247,087.26	175,701.40	773,819.08	514,708.16	14,905,265.34	-
00.0.0.01.09.00	Listed Companies Equity Securities	180,820.02	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies Equity Securities	287,681.23	-	-	-	-	-	-
00.0.0.01.11.00	Other	148,297.97	102,089.89	52,132.96	49,052.59	24,556.56	299,744.80	50,130.33
00.0.0.02.01.00	Swaps	-	240,452.67	112,585.01	265,976.07	109,263.62	114,263.74	-
00.0.0.02.02.00	Forward contracts	-	234,983.38	27,424.37	503.80	130.02	-	-
00.0.0.02.04.00	Options	-	265,508.21	205,736.20	129,286.69	-	-	-
00.0.0.02.06.00	Other Derivative Financial Instruments	-	172,802.10	76,862.80	5,452.12	3,172.94	-	-
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	-	913,746.36	422,608.38	401,218.68	112,566.58	114,263.74	-
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	616,799.22	3,644,839.02	1,255,612.67	3,476,836.46	1,453,071.43	15,603,743.18	1,078,454.81

Code	Description	Fair Value	Book Value
00.0.0.01.01.00	National Treasury Securities	9,452,911.54	9,316,910.71
00.0.0.01.07.00	Mortgage Notes	1,358.49	1,358.49
00.0.0.01.08.00	Debentures	16,616,581.24	16,616,581.24
00.0.0.01.09.00	Listed Companies Equity Securities	180,820.02	180,820.02
00.0.0.01.10.00	Non-listed Companies Equity Securities	287,681.23	287,681.23
00.0.0.01.11.00	Other	726,188.98	726,005.10
00.0.0.02.01.00	Swaps	842,441.11	842,541.11
00.0.0.02.02.00	Forward contracts	263,041.57	263,041.57
00.0.0.02.04.00	Options	600,531.10	600,531.10
00.0.0.02.06.00	Other Derivative Financial Instruments	258,389.96	258,289.96
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	1,964,403.74	1,964,403.74
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	9,452,911.54	9,316,910.71

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years
00.0.0.01.01.00	Own Portfolio	517,575.55	2,705,513.29	910,022.66	1,306,412.42	561,179.95	860,819.53	57,812.88
00.0.0.01.02.00	Subject to Repurchase Commitments	-	161,352.18	209,572.11	194,997.90	614,162.58	14,001,423.53	1,020,641.93
00.0.0.01.03.00	Derivatives Financial Instruments	-	913,746.36	422,608.38	401,218.68	112,566.58	114,263.74	-
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	701,956.80	27,936.15	1,378,269.90	12,186.30	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	99,223.67	76,016.75	108,081.75	597,156.24	265,542.60	741,500.12	-
00.0.0.01.00.00	Total	616,799.22	4,558,585.38	1,678,221.05	3,878,055.14	1,565,638.01	15,718,006.92	1,078,454.81

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total
00.0.0.01.01.00	10 largest borrowers/clients	16,407,590.03	92.11	5,011,777.41	12.51	12,053.21	18,863,140.89	37.53
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,346,173.05	7.56	6,903,166.42	17.23	18,188.91	5,319,174.95	10.59
00.0.0.01.03.00	Next 100 largest borrowers/clients	58,683.00	0.33	5,699,981.02	14.22	80,483.17	3,001,277.95	5.97
00.0.0.01.04.00	Other	-	-	22,452,979.18	56.04	1,307,181.17	23,072,670.73	45.91
00.0.0.01.00.00	Total	17,812,446.08	100.00	40,067,904.03	100.00	1,417,906.46	50,256,264.52	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in	Falling due portfolio
		Arrears	Up to 3 months	3 months to 1 year				More than 15 years
Code	Description	over 15 days			1-3 years	3-5 years	5-15 years
00.1.1.00.00.00	Public Sector	-	173,622.77	33,221.89	281,496.98	315,218.02	154,178.08	-
00.1.1.02.00.00	Corporate Activities	-	173,622.77	33,221.89	281,496.98	315,218.02	154,178.08	-
00.1.1.02.01.00	Manufacturing	-	171,101.51	26,117.25	262,551.28	296,644.81	152,093.52	-
00.1.1.02.04.00	Other Services	-	2,521.26	7,104.64	18,945.70	18,573.21	2,084.56
00.1.4.00.00.00	Private Sector	717,321.82	12,444,681.68	11,042,654.66	9,859,766.85	3,003,870.78	2,022,256.34	19,614.16
00.1.4.01.00.00	Agricultural	2,492.88	372,722.13	786,869.64	224,479.83	101,238.72	45,279.06	1,740.04
00.1.4.02.00.00	Manufacturing	99,544.23	5,935,363.87	3,702,181.19	2,718,847.29	1,044,255.64	687,544.22	-
00.1.4.03.00.00	Trade	73,305.08	2,527,126.75	1,960,373.58	627,027.25	261,997.22	194,842.26	253.29
00.1.4.04.00.00	Financial Services	488.19	1,334,442.72	1,168,771.59	1,772,214.70	124,773.82	11,317.96
00.1.4.05.00.00	Other Services	259,004.10	558,092.38	1,465,039.16	2,912,778.37	1,072,138.16	574,701.23	2,421.96
00.1.4.06.00.00	Individuals	274,237.76	1,666,139.81	1,855,090.33	1,372,108.25	224,727.16	66,677.75
00.1.4.07.00.00	Residential Construction loans	8,249.58	50,794.02	104,329.17	232,311.16	174,740.06	441,893.86	15,198.87
00.1.0.00.00.00	Total	717,321.82	12,618,304.45	11,075,876.55	10,141,263.83	3,319,088.80	2,176,434.42	19,614.16

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits
00.1.1.00.00.00	Public Sector	61,734.78	48,331.07	-	-	-
00.1.1.02.00.00	Corporate Activities	61,734.78	48,331.07	-	-	-
00.1.1.02.01.00	Manufacturing	29,176.91	33,056.01	-	-	-
00.1.1.02.04.00	Other Services	32,557.87	15,275.06	-	-	-
00.1.4.00.00.00	Private Sector	25,004,181.27	23,237,086.94	270,090.40	31,337.00	126,093.81
00.1.4.01.00.00	Agricultural	849,085.47	818,373.32	-	-	-
00.1.4.02.00.00	Manufacturing	6,743,937.34	6,891,755.95	26,351.41	2,232.35	3,654.15
00.1.4.03.00.00	Trade	3,971,347.65	4,500,870.88	27,699.98	1,910.13	10,397.70
00.1.4.04.00.00	Financial Services	4,130,021.55	3,163,252.73	29.12	47.32	46.78
00.1.4.05.00.00	Other Services	6,245,050.78	4,965,120.89	81,149.32	7,209.29	39,753.34
00.1.4.06.00.00	Individuals	2,780,284.96	2,661,697.13	114,582.13	19,826.84	71,419.65
00.1.4.07.00.00	Residential Construction Loans	284,453.52	236,016.04	20,278.44	111.07	822.19
00.1.0.00.00.00	Total	25,065,916.05	23,285,418.01	270,090.40	31,337.00	126,093.81

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector
Code	Description	Private companies	Individuals	Private companies	Individuals
00.0.1.01.00.00	Local	3,322,163.75	226,969.74	13,449,307.22	8,253,874.96
00.0.1.01.01.00	The North	18,972.26	2,254.78	70,130.97	92,098.17
00.0.1.01.02.00	The Northeast	92,737.89	10,114.83	539,857.43	457,411.54
00.0.1.01.03.00	The Southeast	3,020,274.18	178,676.99	11,779,138.15	6,798,289.76
00.0.1.01.04.00	The Middle-west	40,680.08	5,946.51	271,868.27	158,284.46
00.0.1.01.05.00	The South	149,499.34	29,976.63	788,312.40	747,791.03
00.0.1.02.00.00	Abroad	769,364.84	-	1,078,773.73	-
00.0.1.00.00.00	Total	4,091,528.59	226,969.74	14,528,080.95	8,253,874.96

		Savings Deposits
		Private Sector
Code	Description	Private Companies	Individuals	Lending Operation Portfolio
00.0.1.01.00.00	Local	2,539,690.65	5,837,729.01	38,297,685.21
00.0.1.01.01.00	The North	35,096.83	61,299.75	255,728.84
00.0.1.01.02.00	The Northeast	232,929.54	383,362.57	1,426,107.97
00.0.1.01.03.00	The Southeast	1,994,157.63	4,731,850.85	31,402,672.94
00.0.1.01.04.00	The Middle-west	83,631.39	159,871.05	884,638.67
00.0.1.01.05.00	The South	193,875.26	501,344.79	4,328,536.79
00.0.1.02.00.00	Abroad	-	-	1,770,218.82
00.0.1.00.00.00	Total	2,539,690.65	5,837,729.01	40,067,904.03

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level
Code	Description	AA	A	B	C	D	E
00.0.0.01.01.00	Hot-money	-	1,148.56	235.58	-	-	-
00.0.0.01.02.00	Loans	7,703,300.59	6,695,694.48	1,725,037.80	491,781.07	147,952.83	108,504.83
00.0.0.01.03.00	Discounted Loans, Notes and Bills	258,685.01	141,733.33	78,826.39	19,808.68	4,139.26	4,140.70
00.0.0.01.04.00	Overdraft Loans	1,096,062.68	909,713.81	466,260.80	107,685.08	4,087.30	3,177.61
00.0.0.01.05.00	Individual Loans	424,626.81	1,271,030.49	83,481.27	32,390.24	20,668.31	16,373.96
00.0.0.01.06.00	Individual Financing	58,053.61	1,191,309.88	52,643.03	64,082.93	26,980.19	11,838.29
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	1,007,845.87	259,695.44	178,887.06	21,413.37	5,637.15	207.36
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	297,383.22	20,082.98	22,074.24	5,758.44	432.07	27.37
00.0.0.01.09.00	Vendor	123,442.74	24,814.08	108,995.60	365.99	12.35	-
00.0.0.01.10.00	Purchase Financing	600,890.31	401,585.25	82,843.03	14,983.32	342.89	282.06
00.0.0.01.11.00	Agricultural	672,158.67	382,252.09	402,829.79	61,607.28	6,149.56	1,334.87
00.0.0.01.12.00	Real Estate Loans	1,471,896.69	41,783.78	55,264.52	31,527.58	13,979.51	8,528.54
00.0.0.01.15.00	Other Financing	5,175,479.10	2,929,841.15	438,219.56	235,800.18	49,517.32	6,485.25
00.0.0.01.16.00	Leasing	143,240.38	332,877.26	78,370.19	11,087.64	649.84	593.65
00.0.0.01.19.00	Other Loans	162,760.81	109,018.79	1,343.32	7,682.84	297.93	231.28
00.0.0.01.00.00	Total	19,195,826.49	14,712,581.37	3,775,312.18	1,105,974.64	280,846.51	161,725.77

		Amounts by Risk Level
Code	Description	F	G	H	Total	Total Guaranteed
00.0.0.01.01.00	Hot-money	-	-	-	1,384.14	-
00.0.0.01.02.00	Loans	76,137.83	62,654.91	378,710.35	17,389,774.69	1,509,342.02
00.0.0.01.03.00	Discounted Loans, Notes and Bills	4,607.96	4,597.05	24,340.84	540,879.22	75,275.50
00.0.0.01.04.00	Overdraft Loans	3,623.04	3,156.84	26,579.22	2,620,346.38	-
00.0.0.01.05.00	Individual Loans	14,064.04	10,907.52	57,825.20	1,931,367.84	-
00.0.0.01.06.00	Individual Financing	8,298.48	8,110.12	45,001.81	1,466,318.34	1,386,466.87
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	471.80	218.96	226.90	1,474,603.91	-
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	241.92	109.49	1,077.40	347,187.13	-
00.0.0.01.09.00	Vendor	-	-	-	257,630.76	134,811.55
00.0.0.01.10.00	Purchase Financing	26.97	67.59	2,354.23	1,103,375.65	31,740.61
00.0.0.01.11.00	Agricultural	219.75	1,543.68	6,726.59	1,534,822.28	1,199,061.65
00.0.0.01.12.00	Real Estate Loans	4,687.02	3,523.76	10,218.82	1,641,410.22	1,636,526.09
00.0.0.01.15.00	Other Financing	648.30	617.61	2,366.19	8,838,974.66	5,469,255.37
00.0.0.01.16.00	Leasing	216.60	-	283.60	567,319.16	567,319.16
00.0.0.01.19.00	Other Loans	31,727.08	316.55	39,131.05	352,509.65	8,452.11
00.0.0.01.00.00	Total	144,970.79	95,824.08	594,842.20	40,067,904.03	12,018,250.93

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

				Floating
			Interbank	Reference
			Deposit Interest	Rate/Basic
Code	Description	Fixed Rate	Rate	Financial Rate	Dollar	Other
00.0.0.01.01.00	Lending Operations	15,113,934.81	5,582,933.30	1,616,945.43	6,652,163.38	8,360,307.23
00.0.0.01.02.00	Leasing Operations	491,048.21	76,270.96	-	-	-
00.0.0.01.03.00	Other	290,835.95	31,776.06	5,498.65	1,821,791.06	24,398.99
00.0.0.01.00.00	Total	15,895,818.97	5,690,980.32	1,622,444.08	8,473,954.44	8,384,706.22

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies
Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties
00.0.0.01.02.00	Assignment of loan without co- obligation	-	-	-	66,073.91
00.0.0.01.00.00	Total	-	-	-	66,073.91

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	580.95	619,923.04	2,955.72	2,719,198.74	283.43	307,440.79
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	15.20	212,396.26	68.07	949,494.20	8.68	121,066.46
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	13.02	421,470.16	35.43	1,054,347.96	4.90	149,279.04
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.96	489,408.82	8.87	611,837.34	1.92	137,471.48
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.77	1,143,068.88	7.31	1,483,459.74	2.11	471,775.45
00.0.0.01.06.00	Over to R$ 500,000.00	2.79	16,309,559.33	2.25	7,894,243.39	0.98	2,588,278.96
00.0.0.01.00.00	Total	624.69	19,195,826.49	3,077.65	14,712,581.37	302.02	3,775,312.18

		C		D		E
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	106.37	130,780.39	55.53	76,644.64	41.31	57,018.24
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.66	66,903.42	2.54	35,498.44	1.58	21,862.54
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.21	98,992.92	1.40	41,299.46	0.83	24,120.85
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.13	79,094.59	0.33	22,497.41	0.21	13,829.54
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.92	180,742.48	0.21	37,769.03	0.12	23,256.30
00.0.0.01.06.00	Over to R$ 500,000.00	0.20	549,460.84	0.01	67,137.53	0.01	21,638.30
00.0.0.01.00.00	Total	116.49	1,105,974.64	60.02	280,846.51	44.06	161,725.77

		F		G		H
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	33.71	47,158.26	27.63	37,424.87	158.38	214,142.04
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.22	17,048.44	0.93	12,855.19	5.25	73,347.69
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.65	18,995.22	0.59	17,651.65	3.19	95,651.31
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.15	10,816.47	0.15	10,545.40	0.68	46,472.21
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.07	13,009.39	0.06	10,968.87	0.33	60,305.20
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	37,943.01	0.01	6,378.10	0.04	104,923.75
00.0.0.01.00.00	Total	35.81	144,970.79	29.37	95,824.08	167.87	594,842.20

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.1.01.00.00	Furniture and Equipment Inventory	628.07	-	-	628.07
00.0.1.02.00.00	Property and Equipment in process	0.82	-	-	0.82
00.0.1.03.00.00	Land and Buildings in Use	105,017.16	885.45	1,706.51	104,196.10
00.0.1.03.01.00	Land and Buildings	105,017.16	885.45	1,706.51	104,196.10
00.0.1.04.00.00	Facilities, Furniture and Equipment	79,108.84	6,974.16	3,624.23	82,458.77
00.0.1.05.00.00	Other	170,492.37	21,235.32	11,821.75	179,905.94
00.0.1.00.00.00	Total	355,247.26	29,094.93	17,152.49	367,189.70

7027 - FUNDING BY MATURITY

		Maturity
Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years
00.0.1.01.00.00	Deposits	12,786,104.87	3,307,042.99	6,670,764.86	17,171,445.29	116,927.78	10,203,978.73
00.0.1.01.01.00	Demand Deposits	4,310,376.81	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	2,604,930.19	5,753,044.43	14,285,875.70	116,927.78	21,177.81
00.0.1.01.03.00	Savings Deposits	8,377,419.66	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	702,112.80	917,720.43	2,885,569.59	-	10,182,800.92
00.0.1.01.05.00	Foreign Deposits	8,121.52	-	-	-	-	-
00.0.1.01.06.00	Other	90,186.88	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	17,844,320.26	5,999,640.18	6,744,216.37	1,052,234.52	4,426.46
00.0.1.03.00.00	Local Borrowings	-	26.05	77.20	112.87	112.87	42.79
00.0.1.04.00.00	Foreign Borrowings	-	2,046,151.67	2,752,430.06	995,338.99	313,350.14	127,725.89
00.0.1.05.00.00	Local Onlendings	-	551,856.28	1,736,987.35	2,782,133.65	1,295,381.27	705,753.26
00.0.1.06.00.00	Foreign Onlending	-	808.40	1,614.79	4,125.62	2,060.29
00.0.1.08.00.00	Subordinated Debt	-	27,374.69	-	1,195,285.00	2,103,257.38	1,519,792.15
00.0.1.00.00.00	Total	12,786,104.87	23,777,580.34	17,161,514.44	28,892,657.79	4,883,324.25	12,561,719.28

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group
Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency
00.0.0.01.00.00	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	11,649,182.62	15,799,962.54	4,150,779.92
00.0.0.01.01.00	Credit Risk	-	-	-	10,683,169.24	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	781,271.39	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	184,741.99	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	7,867,281.66	5,951,502.94	1,915,778.72
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	773,560.00	15,451,602.99	14,678,042.99	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	773,560.00	8,000,000.00	7,226,440.00	-	-	-

		Unibanco Financial Economic Group
Code	Description	Required	Situation	Excess / Deficiency
00.0.0.01.00.00	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	11,641,739.86	17,564,342.71	5,922,602.85
00.0.0.01.01.00	Credit Risk	10,675,915.90	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	781,271.39	-	-
00.0.0.01.03.00	Interest Rate Market Risk	184,552.57	-	-
00.0.0.02.00.00	Fixed Assets Ratio	8,749,437.16	3,167,607.98	5,581,829.18
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period
1	53855	Patriarca	95,360,760.55	84,829,706.20	1,006,640.04
2	800260	Cayman	19,026,922.98	18,144,463.30	96,694.30
3	89027	Business Center Paulista	11,135,604.38	10,994,434.24	(288,808.39)
4	96317	Business Center Rio	2,417,282.16	2,413,442.12	47,762.01
5	96074	Business Center Santo Amaro	3,056,730.94	2,995,287.77	(4,987.28)
6	57338	Carijós - BH	2,663,601.75	2,673,148.71	(48,444.08)
7	33315	Sete de Setembro	1,742,198.52	1,712,647.79	(51,163.85)
8	17972	Ribeirão Preto	980,590.99	988,429.77	5,281.33
9	7829	Brooklin	372,772.84	371,537.74	(1,444.51)
10	12660	Campinas Centro	731,318.52	733,223.63	14,217.46

7030 - CHARGES AND TAXES

Code	Description	Total
00.0.0.01.01.00	Social Security	82,129.08
00.0.0.01.02.00	Private Retirement	7,871.09
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	19,903.31
00.0.0.01.05.00	Compensation for Hired Employees	5,473.97
00.0.0.01.06.00	Labor Insurance Claims Premiums	829.59
00.0.0.01.07.00	Other Employees Benefits	70,870.31
00.0.0.01.00.00	TOTAL CHARGES	187,077.35
00.0.0.02.02.00	Income Taxes (+/-)	181.77
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	7,118.87
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	21,488.00
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	36,499.80
00.0.0.02.06.00	ISS (Municipal Services Tax)	25,656.45
00.0.0.02.07.00	Other (+/-)	2,829.20
00.0.0.02.00.00	TOTAL TAXES (+/-)	93,774.09

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity	Transaction
00.0.0.01.01.00	Demand Deposits	21,947.00	25,165,269.35
00.0.0.01.06.00	Collections	51,970.00	202,422.20
00.0.0.01.00.00	Total	73,917.00	25,367,691.55

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction
00.0.1.01.00.00	Clearing Check	18,938,077.00	13,881,773.31
00.0.1.01.01.00	Conventional System	16,492.00	11,607.45
00.0.1.01.02.00	Electronic System	18,921,585.00	13,870,165.86
00.0.1.02.00.00	Electronic Draft	57,615.00	40,278.18
00.0.1.03.00.00	Electronic Transfers	131,980.00	19,262.25
00.0.1.04.00.00	Electronic Collection	34,571,703.00	23,545,323.36
00.0.1.00.00.00	Total	53,699,375.00	37,486,637.10

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

(A free translation of the original in Portuguese)

Report of Independent Accountants

To the Board of Directors

Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended September 30, 2007, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the nine-month period then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2

Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3

Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4

The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of September 30, 2007 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter and nine-month then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for this financial information to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5

The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

São Paulo, November 13, 2007

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	ASSETS	1,476,831.79	239,762.94	270,089.40	1,446,505.33
00.0.0.01.06.00	Lending Operations	1,397,794.46	220,128.69	270,089.40	1,347,833.75
00.0.0.01.07.00	Leasing Operations	693.72	3,201.14	-	3,894.86
00.0.0.01.08.00	Other Credits	49,744.74	16,433.11	-	66,177.85
00.0.0.01.09.00	Investments	28,598.87	-	-	28,598.87
00.0.0.04.00.00	LIABILITIES	2,462,426.25	304,259.37	58,262.11	2,708,423.51
00.0.0.04.03.00	Labor Contingencies	540,045.10	54,780.18	42,184.14	552,641.14
00.0.0.04.04.00	Other Civil Contingencies	413,289.03	31,072.38	16,077.97	428,283.44
00.0.0.04.05.00	Other Contingencies	1,509,092.12	218,406.81	-	1,727,498.93

7035 - CAPITAL

Code	Description	Number of Shares (thousand)
00.0.1.00.00.00	Shares	2,807,755.81
00.0.1.01.00.00	Capital	2,800,358.49
00.0.1.01.01.00	Common Shares - Local Residents	1,510,307.54
00.0.1.01.02.00	Common Shares - Foreign Residents	1,008.79
00.0.1.01.03.00	Preferred Shares - Local Residents	399,814.60
00.0.1.01.04.00	Preferred Shares - Foreign Residents	889,227.56
00.0.1.02.00.00	Treasury Shares	7,397.32
00.0.1.02.02.00	Preferred Shares	7,397.32

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota
1	9/27/2007	2	10/31/2007	1	0.000038823500000
2	9/27/2007	2	10/31/2007	2	0.000042705900000
3	9/27/2007	2	10/31/2007	1	0.000027165000000
4	9/27/2007	2	10/31/2007	2	0.000029881500000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	Guarantees Provided	10,361,387.99	3,715,832.20	1,924,015.81	12,153,204.38
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	789,875.00	117,729.69	46,260.64	861,344.05
00.0.0.01.02.00	Individuals and Non-Financial Companies	5,446,642.08	2,870,031.90	691,080.96	7,625,593.02
00.0.0.01.03.00	Other	4,124,870.91	728,070.61	1,186,674.21	3,666,267.31
00.0.0.02.00.00	Co-Obligation for Credit Assignment	21,234.02	-	997.25	20,236.77
00.0.0.02.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	21,234.02	-	997.25	20,236.77

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total
00.0.0.01.00.00	ASSETS	4,122,451.18	5,167,236.73	9,289,687.91
00.0.0.01.01.00	Cash And Due From Banks	529,570.83	51,601.71	581,172.54
00.0.0.01.02.00	Marketable Securities	-	3,088,311.21	3,088,311.21
00.0.0.01.03.00	Lending Operations	-	1,764,595.58	1,764,595.58
00.0.0.01.04.00	Other Credits	3,592,880.35	262,728.23	3,855,608.58

00.0.0.04.00.00	LIABILITIES	5,216,082.61	12,965,676.72	18,181,759.33
00.0.0.04.01.00	Deposits	8,121.51	1,840,017.05	1,848,138.56
00.0.0.04.02.00	Other Funding	2,521,577.55	5,879,591.44	8,401,168.99
00.0.0.04.03.00	Borrowings	2,686,383.55	3,937,312.64	6,623,696.19
00.0.0.04.07.00	Subordinated Debt	-	1,308,755.59	1,308,755.59

		By Currency
Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other
00.0.0.01.00.00	ASSETS	8,218,457.39	424,048.88	24,911.15	3,864.04	480,140.81	138,265.64
00.0.0.01.01.00	Cash And Due From Banks	339,757.94	196,796.87	22,830.30	2,821.44	2,520.13	16,445.86
00.0.0.01.02.00	Marketable Securities	3,081,192.63	7,118.58	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,754,825.34	9,770.24	-	-	-	-
00.0.0.01.04.00	Other Credits	3,042,681.48	210,363.19	2,080.85	1,042.60	477,620.68	121,819.78

00.0.0.04.00.00	LIABILITIES	16,884,695.71	769,797.24	4,167.25	14,972.25	291,658.70	216,468.18
00.0.0.04.01.00	Deposits	1,681,658.42	166,458.90	-	-	-	21.24
00.0.0.04.02.00	Other Funding	7,648,014.70	350,650.08	2,287.15	2,544.84	217,991.23	179,680.99
00.0.0.04.03.00	Borrowings	6,246,267.00	252,688.26	1,880.10	12,427.41	73,667.47	36,765.95
00.0.0.04.07.00	Subordinated Debt	1,308,755.59	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

Unibanco’s net income reached R$2,621 million in 9M07 and R$1,199 million in 3Q07, up 123.3% and 42.6% when compared to 9M06 and 2Q07, respectively. Excluding the result from non recurring events in 3Q07, net income was R$667 million in the quarter, a 17.8% growth when compared to the same period last year.

The operating income before non recurring events reached R$1,023 million in 3Q07, a 12.4% increase versus 3Q06.

Stockholders’ equity was R$11,593 million on September 30, 2007, up 20.6% from September 2006. Annualized return on average equity (ROAE) reached 50.2% in 3Q07 and 33.7% in 9M07. Excluding the result from non recurring events, ROAE was 26.5% in the quarter and 24.5% in 9M07.

Non Recurring Events

In 3Q07, the Inicial Public Offering (IPO) of Redecard S.A. was concluded. Unibanco, through this IPO, sold 53,798,700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The sale price per share was R$27.00. Considering the primary offering, the result for Unibanco before tax effects and minority interest, was approximately R$1.5 billion.

The gain from the Redecard’s IPO, in addition to the results posted in 2Q07 regarding the sale of part of Serasa’s stake and the change in participation on our subsidiary Unibanco Participações Societárias S.A. (“UPS”), represented the non recurring events in 9M07. These results, deducted from the provisions specified below, were accounted as non recurring results in 9M07.

Assets

Unibanco’s total assets reached R$133,925 million, up 31.4% when compared to September 30, 2006. It is worth mentioning the R$12.6 billion increase in total loans, particularly in payroll loans, car loans and SMEs portfolio. Annualized return on average assets (ROAA) before non recurring events was 2.0% in 3Q07.

Credit Operations

In 3Q07, the Retail loan portfolio increased 12.1%, with a 15.6% growth in the commercial bank, 12.1% in SMEs and 6.6% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 31.2% and car loans with a 24.6% expansion in the quarter. The consumer credit companies portfolio evolution was influenced by the 5.0% increase in credit card loan portfolio and by the 9.7% growth in the consumer finance portfolio in the quarter, with highlight for Fininvest commercial effort in offering payroll loans.

The Wholesale loan portfolio grew 2.7% in the quarter and 13.7% in the last 12 months, despite the US dollar depreciation of 4.5% and 15.4% in the respective periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 8.2% over the quarter, reaching R$55,902 million in September 2007. In the past 12 months, Unibanco’s total loans increased 29.0%, higher than the National Financial System (24.8%), demonstrating the growth recovery, especially in the individuals portfolio, with a 42.8% growth.

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Unibanco’s distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership position in financing heavy commercial vehicles. Car loans grew 24.6% in 3Q07 and 70.6% over the last 12 months, reaching R$7,175 million on September 30, 2007.

With a differentiated strategy in auto financing, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2%.

Home Financing

The mortgage loan portfolio totaled R$1,630 million on September 30, 2007, which represents 18.5% of savings deposits and 2.9% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2007 was R$2,735 million, or 4.9% of the total loan portfolio, as follows:

•	R$1,255 million related to overdue credits, in compliance with Resolution 2,682;
•	R$776 for falling due credits, in compliance with Resolution 2,682;
•	R$704 million based on percentages above those required by the regulatory authority, and significantly higher than the R$597 million registered in September 2006.

The total amount of R$704 million of excess allowance for loan losses, above the required by Resolution 2,682, represents 25.7% of total allowance for loan losses.

The Unibanco’s risk management policy, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In September 2007, the balance of credits rated as AA to C made up 95.1% of the total loan portfolio, up from 93.3% in September 2006.

At the end of September 2007, credit operations classified E to H represented 4.0% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 122% on September 30, 2007, above the 114% verified in September 2006.

Allowance for loan losses as a percentage of overdue installments reached 132% at the end of September 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.4% of the total loan portfolio in September 2006 to 4.1% in September 2007. The total allowance for loan losses reached 118% of the non-accrual portfolio in September 2007, compared to 109% in September 2006.

The allowance for loan losses relative to total Wholesale loan portfolio was 0.8% in September 2007, down from 1.1% in September 2006. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.4% in September 2007, in line with the better credit quality in certain portfolios of this segment.

In 3Q07, required provision stood at R$560 million, a R$45 million or 7.4% decrease, when compared to 3Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 3Q07 was R$560 million – above the R$468 million of total net write-offs.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$137,924 million in September 30, 2007, R$ 48,665 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 94.2% in the last 12 months

The increase in Unibanco’s total funding was 27.3% in the last 12 months, in line with the total loan portfolio growth in the same period.

The increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

Local currency funding reached R$71,157 million at the end of September 2007, up 24.2 % from September 2006. This growth was mostly driven by savings deposits, funding obtained in the open market, debentures and mortgage notes, and subordinated debt.

Foreign currency funding reached R$18,102 million in September 2007, with a growth of 41.4% from September 2006. Such evolution was mainly driven by the import and export financing lines growth and foreign currency borrowings.

At the end of September, Unibanco has finalized a groundbreaking US$190 million syndicated facility which was 25% oversubscribed. The deal consists of a trade-related tranche of approximately US$100 million with a total tenor of 7 years with a 3-year grace period. A second tranche of approximately US$90 million will be used for onlending for general corporate purposes with a 5-year final maturity and which also has a 3-year grace period. Principal payments will be semi-annual.

Capital Adequacy Ratios

Unibanco’s BIS ratio, as of September 30, 2007, reached 14.9%, above the minimum 11% level determined by the Central Bank.

The fixed asset ratio was 37.8% in September 2007, significantly lower than the maximum of 50% allowed by the Central Bank.

Efficiency

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a model similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution.

As a consequence of operational efficiency management, the efficiency ratio reached 47.3% in 3Q07 vis-à-vis 49.2% verified in 3Q06, a 190 b.p. improvement. The cost to average assets ratio also favorably decreased from 5.9% to 4.4%.

Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$2,100 million in 3Q07, up 1.2% when compared to 2Q07 and 10.4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend. The financial margin, after provisions for loan losses, reached 7.0% in 9M07. When compared to the same period last year, there was a 60 b.p. drop, despite the reduction of 300 b.p. in the Selic interest rate.

The improvement in asset quality explains the 13.8 % decrease in provision for loan losses in 9M07 vis-à-vis 9M06. Provision for loan losses represented 21.2% of the financial margin in 9M07 compared to 26.1% in 9M06, with a significant reduction of 490 b.p.

Fee Income

Total fees increased 3.2% in 3Q07 vis-à-vis 2Q07, excluding the revenues from Redecard. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

Total fees reached R$925 million in 3Q07, with highlight for revenues from capital markets transactions and credit cards fees, influenced by the client base growth.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses decreased 1.4% in 3Q07 vis-à-vis 3Q06, and increased 2.6% in 9M07 from 9M06, marginally influenced by the reduction in Unibanco’s participation in Redecard and Serasa.

Considering companies under Unibanco’s direct management, personnel and administrative expenses increased only 1.0%, 3Q07 vis-à-vis 3Q06, and 1.6% comparing 9M07 to 9M06. This is largely due to efficiency gains and budgetary discipline. Personnel expenses grew 4.0% and other administrative expenses remained stable when compared 9M07 to 9M06. It is worth mentioning that, during the period, there were organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreements of September 2006 and September 2007.

Personnel Expenses

In 3Q07, the collective bargaining agreement established a 6% wage increase, impacting personnel expenses in the month of September.

Considering only the companies under Unibanco’s direct management, personnel expenses posted a 4.0% variation in 9M07 from 9M06, despite the Retail business commercial activities expansion and wage increases.

The other administrative expenses of companies under Unibanco’s management posted a 3.9% decrease in 3Q07 from 3Q06, largely due to operational efficiency gains. When comparing 9M07 to 9M06, the other administrative expenses stood flat, despite the client base growth and the increase in volume of transactions due to the expansion of Retail activities.

Ratings

Moody’s

Moody's Investors Service upgraded, on August 23, 2007, the long-term foreign-currency subordinate perpetual bond ratings of Unibanco Grand Cayman to Baa3, which represents an investment grade. Moody's also upgraded Unibanco's long-term foreign-currency deposits rating to Ba2 from Ba3.

Subsequent Event

Bovespa

In October 2007, Unibanco, through a public offering, sold its participation (23,314,228 shares) in Bovespa Holding S.A. The sale price per share was R$23.00. The value of the sale was R$536 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.